THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED

82-4345

HEAD OFFICE : 9 Rutchadapisek Road, Bangkok 10900
G.P.O. Box 15, TEL : 544-1111 CABLE : SIAMBANK
TELEX : 82876 SIAMCOM TH, 20492 SIAMBANK TH

[redacted]

03003404

January 20, 2003

SUPPL

03 JAN 31 AM 7:

Certificate of Compliance

Dear Sir,

Pursuant to the Section 1004 of Indenture, dated March 29, 1996 between the Bank of New York, as the Trustee, and The Siam Commercial Bank Public Company Limited, (the "Bank") as the Issuer, relating to the issuance of 7-1/2% Subordinated Notes due March 15, 2006, the undersigned, President and Chief Executive Officer of the Bank, do hereby certify that:

1. In the normal course of the business operation and duties as President and Chief Executive Officer of the Bank, I would normally have knowledge of any default by the Bank;

2. To my best knowledge and effort, during the period ended December 31, 2002, the Bank has kept, observed, performed and fulfilled the covenants and conditions contained in the Indenture, save for the delivery of the certificate under Section 1004 which has already been rectified;

3. I have no knowledge of any default as specified in Section 501 that has occurred since the date of this Indenture.

Sincerely yours,
The Siam Commercial Bank Public Company Limited

PROCESSED
FEB 11 2003
THOMSON
FINANCIAL

By : J. Wattanasiritham
Name : Khunying Jada Wattanasiritham
Title : President and Chief Executive Officer

THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED

HEAD OFFICE : 9 Rutchadapisek Road, Bangkok 10900
G.P.O. Box 15, TEL : 544-1111 CABLE : SIAMBANK
TELEX : 82876 SIAMCOM TH, 20492 SIAMBANK TH

03 JAN 31 AM 7:21

January 20, 2003

Division of Corporation Finance,
Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549 U.S.A.

Re: The Siam Commercial Bank Public Company Limited
Information Furnished pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934

Dear Sirs,

In accordance with the reporting obligations of the Siam Commercial Bank Public Company Limited to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we are pleased to enclose herewith:

Information furnished to made public and file with the SET:

1. Documents filed or required to made public and file with the SET translated into English
2. Audited Financial Statements
   - The Bank's Interim Financial Statements for Quarter and nine-month period ended September 30, 2002

Information furnished to shareholders:

3. Summaries of all press releases and materials published or distributed to shareholders translated into English

Yours sincerely,

(Ongorn Abhakorn Na Ayudhya)
Senior Vice President
Corporate Planning & Information Dept.

1. Documents filed or required to made public and file with the SET translated into English.
   - List of Information furnished to made public and file with the SET distributed since October 3, 2002.

Document No.	Date Published, or distributed	Document
1	October 3, 2002	Conversion of preferred shares of Siam Commercial Bank into ordinary shares.
2	October 18, 2002	The Siam Commercial Bank PCL announces the unreviewed results of operation for the third quarter of 2002.
3	October 21, 2002	Notification as to the result of Conversion of Subordinated Convertible Debenture.
4	October 28, 2002	SCB sells 24,995 shares in Siam Sanwa International Company Limited.
5	November 8, 2002	Result of ECD Conversion.
6	November 13, 2002	The Siam Commercial Bank PCL announces the results of operation for the third quarter of 2002 after review by the independent auditor.
7	November 27, 2002	Change in the exercise date of warrants to purchase preferred shares of Siam Commercial Bank PCL. (SCB-W)
8	December 4, 2002	Change in the date for conversion of preferred shares of Siam Commercial Bank into ordinary shares.
9	December 6, 2002	Result of ECD conversion.
10	December 17, 2002	The liquidation of Book Club-Hudson Advisors Company Limited.

— List of Information furnished to made public and file with the SET distributed since October 3, 2002. (Continued)

Document No.	Date Published, or distributed	Document
10	January 3, 2003	Result of warrant exercise for preferred shares.
11	January 9, 2003	Conversion of preferred shares of Siam Commercial Bank into ordinary shares.
12	January 9, 2003	Investment in PREMAS (Thailand) Co., Ltd.

- Translation from Thai Text -

BSS 450093 October 3, 2002

President,
The Stock Exchange of Thailand

Re: Conversion of preferred shares of Siam Commercial Bank into ordinary shares

Dear Sir,

Pursuant to Siam Commercial Bank PCL's issuance in April 1999 of 2,500,000,000 preferred shares, and their subsequent listing on May 14, 1999, the preferential rights assigned to these shares have a duration period of 10 years commencing May 10, 1999. Holders of the preferred are entitled to convert them into ordinary shares of the Bank at a ratio of 1:1 at every 3-month interval namely, March 31, June 30, September 30, and December 31 of each year.
For the September 30, 2002 exercise date, applications for conversion were for 25,586,284 shares, resulting in changes in number of common shares and preferred shares of the Bank as follows:

Preferred Shares

Initial number of preferred shares issued	2,500,000,000	Shares
Increase in preferred shares resulting from SCB- W exercise	57,667	Shares
Number of preferred shares already converted	(369,179,984)	Shares
Conversion per this exercise date (September 30, 2002)	(25,586,284)	Shares
Convertible preferred shares outstanding	2,105,291,399	Shares

Ordinary shares

Number of ordinary shares outstanding prior to conversion	588,760,073	Shares
Previous conversion from subordinated debentures	43,043,641	Shares
Previous conversion from preferred shares	369,179,984	Shares
Conversion per this exercise date (September 30, 2002)	25,586,284	Shares
Total ordinary shares outstanding	1,026,569,982	Shares
No. of new converted shares held by **foreign** shareholders	25,098,283	Shares
No. of new converted shares held by **local** shareholders	488,001	Shares

Please be informed accordingly.

Yours faithfully,
The Siam Commercial Bank PCL

(Mr.Yokporn Tantisawetrat)
Executive Vice President,
Risk Management Division

October 18, 2002

PRESS RELEASE

The Siam Commercial Bank PCL announces the unreviewed results of operation for the third quarter of 2002

Bangkok, Oct 18, 02, The Siam Commercial Bank PCL's preliminary results of operation for the third quarter of 2002 shows continuous improvement of operating profit. Net profit before loan loss provision was Baht 2,924 million, an increase from Baht 2,874 million in the previous quarter and Baht 2,173 million a year ago, leading to an ROA before provision of 1.67%. Under the Bank's policy on asset quality management, provision of Baht 2,568 million was set in this quarter. Net profit was consequently recorded at Baht 355 million.

Compared to the same quarter of last year, net interest and dividend income rose Baht 683 million or 17.5% and non-interest income rose Baht 698 million or 48.2%. Operating expenses increased slightly from 3,180 million in third quarter of last year to Baht 3,240 million. In this quarter, the Bank booked Baht 570 million in provision for diminution in value of foreclosed properties.

As at September 30, 2002, the Bank's NPLs were Baht 81,808 million, or 17.6% of total loans, a decrease from Baht 82,821 million (18.2%) at the end of the previous quarter.

Khunying Jada Wattanasiritham, President and CEO of the Bank, said, "In the past quarter, achievement of set targets resulted in interest income growth and consistently improving net interest margin despite intense competition. Fee income also rose by 15% from the last quarter. The Bank has also been able to keep its operating cost to income ratio at a low level. The Bank continues to set aside high provision in light of current economic uncertainties. Management are committed to making SCB "Your Bank of Choice" as stated in the Board of Directors' policy".

Dr. Vichit Suraphongchai, Chairman of the Executive Committee, said, "The Bank intends to move forward. The Bank's strong performance was attributed to the dedicated effort of our employees. However, the boost to our performance does not make us complacent; we are enhancing competitiveness through the "Change Program" that has been on-going for over a year and is expected to provide explicit results within the next 1-3 years."

Significant items of operating results in third quarter of 2002 are as follows:

1. Net interest and dividend income

Net interest and dividend income was Baht 4,588 million, up from Baht 4,345 million in the previous quarter and Baht 3,905 million a year earlier. Net interest margin slightly improved from 2.40% in the previous quarter to 2.58% in this quarter. The increase was due primarily to the improvement of loan to deposit ratio, derived from loan expansion as well as decline in deposits. The liquidity management also contributed to an increase in interest income.

2. Non-interest income

Non-interest income totalled Baht 2,147 million, up Baht 698 million from Baht 1,449 million in the third quarter of last year. The increase is attributed to the following reasons:

- Loss from investment decreased from Baht 289 million to Baht 123 million. In this quarter Baht 285 million was provided for diminution in value of certain general and available-for-sale investment.
- Exchange gain increased by Baht 188 million.
- Income from subsidiary and associated companies rose by Baht 147 million as a result of consistent profitability of most companies as well as no additional provisions.

Non-interest income in this quarter was comparable to that in the second quarter. Operating income, however, increased from Baht 1,849 million in the second quarter to Baht 2,053 million.

3. Non-interest expenses

Total operating expenses declined by 2% to Baht 3,240 million from Baht 3,303 million in the previous quarter. Compared to a year ago, operating expenses rose 1.9% from Baht 3,180 million. The Bank was able to decrease its operating cost to income ratio to 48.8% in this quarter, from 53.3% in the previous quarter and 57.1% a year earlier. A Baht 570 million provision for diminution in value of foreclosed properties increased non-interest expenses from Baht 3,633 million and Baht 3,180 million in the previous quarter and the third quarter of last year to Baht 3,810 million in this quarter.

4. Loan loss provision

Continuing its policy on asset quality management, in this quarter the Bank made additional loan loss provision of Baht 2,568 million as an extra reserve against possible deterioration in asset quality. As at September 30, 2002, allowance for doubtful accounts was Baht 63,880 million.
Loan loss coverage ratio (loan loss reserve/total loans) therefore increased from 12.9% at the end of the previous quarter to 13.1% at the end of this quarter.

Balance sheet as at September 30, 2002

As at September 30, 2002, after the adjustment under Bank of Thailand announcement dated February 18, 2002 on "Worthless or irrecoverable assets or assets with doubtful value of recoverability", total loans outstanding before allowance for doubtful accounts were Baht 486,919 million, increased from Baht 483,595 million at the end of previous quarter. Net loans and accrued interest after loan loss reserve were Baht 425,412 million, a decline of Baht 9,570 million or 2.2% from the end of last year. This is mainly due to additional loan loss provision of Baht 8,179 million in the nine-month period of 2002 and transfer of Baht 3,560 million in loans (book value) to The Thai Asset Management Corporation in the first and third quarters of 2002. Compared with the previous quarter, net loans and accrued interest increased by Baht 2,034 million.
Total deposits stood at Baht 579,440 million, a decrease of Baht 21,550 million (3.6%) from the end of last year and Baht 21,603 million (3.6%) from the previous quarter. The decrease resulted mainly from withdrawal for government savings bond payment. Loan to deposit ratio therefore improved from 80.5% in the previous quarter to 84.0% in this quarter.
Shareholders' equity stood at Baht 63,938 million. Total capital funds (tier 1 and tier 2) were Baht 75,944 million or approximately 16.6 % of total risk assets, of which 10.6 was tier 1 capital.

For more information, please contact:
Investor Relations Team
The Siam Commercial Bank PCL
Tel. 0-2544-4206-7, 0-2544-4212

(Translation)

No. Tor Thor. 14-450704 21 October, 2002

Subject: Notification as to the result of Conversion of Subordinated Convertible Debenture

To: The Director and Manager of The Stock Exchange of Thailand

Pursuant to the issuance of the Bank's Baht 6 Billion subordinated convertible debentures on 16th October 1998 with a tenor of 7 years maturing 2005 offered to investors having been characterized or classified as described in the 17 types of investors under the Announcement of the Securities and Exchange Commission, the Bank would like to notify the result of conversion of which exercise price is Baht 30 per share as follows: (as of October 16,2002)

	Description	Unit
1	Sold subordinated convertible debentures in first placement	6,000,000
	Converted debentures	1,291,310
	Debentures requested conversion	--
	Outstanding unconverted debentures	4,708,690
2	Common stocks accommodated conversion	200,000,000
	Converted - common stocks	43,043,641
	Requested - conversion - common - stocks	--
	Outstanding common stocks for conversion	156,956,359
3	Debenture-converted-common stocks in this exercise held by Foreign investors	--
	Debenture-converted-common stocks in this exercise held by Thai investors	--

Respectfully yours,
The Siam Commercial Bank Public Company Limited

Mr. Chatchaval Bhanalaph
Senior Executive Vice President
Corporate Banking Group

(Translation)

October 28, 2002

SCB SELLS 24,995 SHARES IN SIAM SANWA INTERNATIONAL COMPANY LIMITED

Transaction Date	: October 28, 2002
Involved Parties	: Seller - The Siam Commercial Bank PCL (SCB)
	: Buyer - Bangkok UFJ Limited
Transaction Asset	: Ordinary shares of Siam Sanwa International Company Limited (SSI)
Objective	: To decrease investment proportion of SCB in SSI
Type of Business	: Holding Company
Registered Capital	: 5,000,000 Baht
Paid-Up Capital	: 5,000,000 Baht
Number of Shares	: 50,000
Par Value	: 100 Baht per share
Type of Transaction	: SCB decrease its investment proportion in SSI
Number of Shares	: 50,000
Selling Price	: 164.34 Baht per Share
Value of Transaction	: 4,107,678.30 Baht
Proportion	: SCB will no longer have any investment in SSI
Transaction Size	: 0.0065% of Net Tangible Asset

(Translation)

Date : November 8, 2002

SCB : Result of ECD Conversion

The Siam Commercial Bank Public Company Limited ("The Bank") issued USD 160.00 MM. of 10 years ECD on January 24, 1994. The Securities and Exchange Commission gave the Bank permission to sell the whole issue to foreign investors with rights to convert the debentures into common shares on a monthly basis.

The Bank would like to inform the SET that no ECD holders requested to exercise their option during the month of October 2002.

November 13, 2002

(Translation)

PRESS RELEASE

The Siam Commercial Bank PCL announces the results of operation for the third quarter of 2002 after review by the independent auditor.

Bank-only Financial Statements

1. Summary of significant operating results

Operating results after review by the independent auditor were the same as the preliminary results released on October 18, 2002.

On the bank-only basis, net profit was Baht 355 million in the third quarter of 2002, a decline from Baht 503 million in the same period of last year. For the nine-month period, net profit was Baht 1,046 million, compared with Baht 1,607 million in the same period of last year. The decrease in net profit was attributed to an increase in loan loss provision of Baht 2,568 million, or Baht 8,179 million for the first 9 months of this year, compared with Baht 5,206 million last year.

Net profits before loan loss provision for this quarter and for the 9-month period were Baht 2,924 million and Baht 9,225 million respectively, compared with corresponding figures of Baht 2,173 million and Baht 6,813 million a year ago. The improvement in the third quarter was attributed to a combination of an increase in net interest and dividend income of Baht 683 million (17.5%), and an increase in non-interest income of Baht 696 million from higher fee & service income and exchange gains.

2. Balance Sheet as at September 30, 2002

Total loans outstanding were Baht 486,919 million and allowance for a doubtful account was Baht 63,880 million. Net loans including accrued interest receivables after allowance for doubtful accounts were Baht 425,412 million, a decrease of Baht 9,570 million from the end of last year.

Total deposits stood at Baht 579,440 million, a decrease of Baht 21,550 million from the end of last year.

Shareholders' equity stood at Baht 63,938 million, equivalent to a book value of Baht 20.42 per share, an increase from Baht 19.78 per share at the end of last year. Total capital funds were Baht 75,944 million or 16.6% of total risk assets, of which 10.6% was Tier 1 capital.

3. Non-Performing Loans and Problem Classified Loans

The Bank had Non-Performing Loans (NPLs) including Interbank and Money Market Items as at September 30, 2002 of Baht 81,808 million, or 17.6% of total loans, a decrease from Baht 82,821 million (18.2% of total loans) at June 30, 2002.

Problem Classified Loans (Substandard and lower) as at September 30, 2002 amounted to Baht 121,633 million or 24.9%, a decline from Baht 125,811 million or 25.9% from the previous quarter. Problem classified loans which consisted of principal amount, accrued interest receivable and other assets and including loans to financial institutions as at September 30, 2002 were Baht 123,260 million, or 24.5%.

Consolidated Financial Statements as at September 30, 2002

On a consolidated basis, the Bank posted a net profit of Baht 355 million and Baht 1,046 million in the third quarter and the first 9 months of 2002. Income and expenses showed the same trends as in the bank-only results. Net interest and dividend income in the third quarter increased by Baht 720 million from the same quarter of last year. Non-interest income increased from Baht 1,788 million to Baht 2,431 million while non-interest expenses increased Baht 626 million mainly from provision for diminution in value of foreclosed properties of Baht 570 million.

Total consolidated assets of the Bank and its subsidiaries as at September 30, 2002 were Baht 705,259 million, compared with Baht 723,081 million at the end of last year. Consolidated liabilities were Baht 640,402 million, compared with Baht 660,205 million at the end of last year. Total shareholders' equity stood at Baht 64,857 million.

The Siam Commercial Bank PCL
November 13, 2002

Attachment

Table 1 : Trend of loan portfolio by aging

Table 2 : Classified loans and allowance for doubtful accounts based on Bank of Thailand's regulation

Attachment 1

SIAM COMMERCIAL BANK PCL : Trend of Loan Portfolio by Aging

Unit : Million Baht

Total Portfolio Aging Profile													
As of	Total	Normal		1.0-2.9 months		3.0-5.9 months		6.0-11.9 months		+12.0 months		>=3.0 months	
		Amount	%	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
Dec-99	495,206.7	365,326.6	73.8%	16,218.3	3.3%	11,233.1	2.3%	21,679.9	4.4%	80,748.8	16.3%	113,661.8	22.95%
Mar-00	490,686.1	365,624.3	74.5%	14,973.3	3.1%	10,705.2	2.2%	20,301.0	4.1%	79,082.3	16.1%	110,088.5	22.44%
Jun-00	481,615.3	365,428.0	75.9%	14,886.7	3.1%	6,311.2	1.3%	12,947.7	2.7%	82,041.7	17.0%	101,300.6	21.03%
Sep-00	487,704.4	386,444.1	79.2%	8,097.2	1.7%	6,732.9	1.4%	8,875.5	1.8%	77,554.6	15.9%	93,163.0	19.10%
Dec-00	488,025.9	381,454.4	78.2%	12,309.8	2.5%	7,741.5	1.6%	7,838.6	1.6%	78,681.6	16.1%	94,261.7	19.31%
Jan-01	492,700.5	382,948.1	77.7%	12,613.5	2.6%	9,937.6	2.0%	8,825.1	1.8%	78,376.2	15.9%	97,138.9	19.72%
Feb-01	492,090.3	378,391.2	76.9%	15,844.8	3.2%	10,126.0	2.1%	7,262.4	1.5%	80,465.9	16.4%	97,854.3	19.89%
Mar-01	491,120.1	379,363.7	77.2%	10,891.9	2.2%	11,483.8	2.3%	9,206.7	1.9%	80,174.0	16.3%	100,864.5	20.54%
Apr-01	490,552.4	380,410.5	77.5%	9,725.9	2.0%	11,326.3	2.3%	9,962.2	2.0%	79,127.5	16.1%	100,416.0	20.47%
May-01	482,523.7	357,754.2	74.1%	23,960.1	5.0%	9,469.3	2.0%	12,362.9	2.6%	78,977.2	16.4%	100,809.4	20.89%
Jun-01	476,331.8	365,952.0	76.8%	10,826.7	2.3%	7,395.5	1.6%	14,725.0	3.1%	77,432.6	16.3%	99,553.1	20.90%
Jul-01	477,886.7	360,410.4	75.4%	11,488.0	2.4%	13,255.0	2.8%	14,416.5	3.0%	78,316.8	16.4%	105,988.3	22.18%
Aug-01	482,523.0	365,803.3	75.8%	9,819.6	2.0%	16,777.7	3.5%	10,736.3	2.2%	79,386.1	16.5%	106,900.1	22.15%
Sep-01	481,099.3	361,906.1	75.2%	13,588.6	2.8%	13,135.6	2.7%	16,264.6	3.4%	76,204.4	15.8%	105,604.6	21.95%
Oct-01	470,580.0	359,098.1	76.3%	10,817.2	2.3%	9,797.3	2.1%	15,446.8	3.3%	75,420.6	16.0%	100,664.7	21.39%
Nov-01	465,784.1	357,802.1	76.8%	8,012.4	1.7%	8,939.3	1.9%	16,976.3	3.6%	74,054.0	15.9%	99,969.6	21.46%
Dec-01	459,053.3	364,215.9	79.3%	9,909.2	2.2%	5,941.3	1.3%	10,512.4	2.3%	68,474.4	14.9%	84,928.2	18.50%
Jan-02	457,835.8	366,664.9	80.1%	7,094.2	1.5%	5,958.7	1.3%	9,959.8	2.2%	68,158.2	14.9%	84,076.7	18.36%
Feb-02	462,418.4	366,553.2	79.3%	10,139.9	2.2%	6,359.1	1.4%	10,260.9	2.2%	69,105.3	14.9%	85,725.3	18.54%
Mar-02	464,976.8	366,117.3	78.7%	11,341.9	2.4%	6,101.4	1.3%	10,144.1	2.2%	71,272.1	15.3%	87,517.6	18.82%
Apr-02	469,409.5	371,506.8	79.1%	8,732.0	1.9%	7,306.3	1.6%	9,186.8	2.0%	72,677.6	15.5%	89,170.7	19.00%
May-02	462,848.4	363,507.5	78.5%	8,780.6	1.9%	8,250.0	1.8%	9,176.5	2.0%	73,133.8	15.8%	90,560.3	19.57%
Jun-02	455,431.5	365,219.4	80.2%	7,391.4	1.6%	7,111.3	1.6%	6,952.7	1.5%	68,756.7	15.1%	82,820.7	18.19%
Jul-02	455,985.2	364,829.8	80.0%	7,323.8	1.6%	8,327.1	1.8%	6,993.8	1.5%	68,510.7	15.0%	83,831.6	18.38%
Aug-02	461,216.0	369,883.4	80.2%	8,493.7	1.8%	5,925.4	1.3%	7,896.5	1.7%	69,017.0	15.0%	82,838.9	17.96%
Sep-02	466,033.5	377,612.2	81.0%	6,613.8	1.4%	5,868.3	1.3%	6,819.0	1.5%	69,120.2	14.8%	81,807.5	17.55%

Note : Loans stated at principal amount only

Loans per the above table included interbank and money market items and were net of written-off according to Bank of Thailand's guideline as of February 18, 2002

Attachment 2

Siam Commercial Bank PCL

Classified Loans and Allowance for Doubtful Accounts per Bank of Thailand's Regulation

Unit : Million Baht

Classified Loans	September-02		June-02	
	Amount	Allowance for classified loans	Amount	Allowance for classified loans
Normal	356,739.9	1,862.9	348,123.5	1,817.0
Special Mention	10,919.2	107.5	12,066.7	118.2
Substandard	11,287.4	994.8	13,400.1	999.0
Doubtful	17,313.5	2,798.6	18,757.8	3,279.4
Doubtful Loss	93,032.5	38,163.5	93,652.6	38,526.7
Total	489,292.5	43,927.3	486,000.7	44,740.3
General Allowance		12,086.9		9,371.5
Revaluation Allowance for Debt Restructuring		7,866.3		8,511.1
Total Allowance		63,880.5		62,622.9

Problem Classified Loans (Substandard and lower)	121,633.4		125,810.5	
% of Total Classified Loans Excluding Interbank and Money Market Items	24.9%		25.9%	

Note : As at September 30, 2002, problem classified loans which consisted of principal amount, accrued interest receivable and other assets and including loans to financial institutions were Baht 123,260 million, or 24.5%.

(Translation)

- Translation from Thai Text -

BSS 450134 November 27, 2002

President,

The Stock Exchange of Thailand

Re: Change in the exercise date of warrants to purchase preferred shares of Siam Commercial Bank PCL (SCB-W)

Dear Sir,

Reference is made to Siam Commercial Bank PCL's warrants to purchase preferred shares (SCB-W) issued to subscribers of the Bank's ordinary shares during December 18-24, 1997 and eligible investors as stipulated by the SEC. The warrants which are traded on the Stock Exchange, have the following features:

Amount issued:	115,000,883 units
Term:	5 years (June 22, 1999 - June 22, 2004)
Exercise ratio:	1 unit of warrant is entitled to purchase 1 preferred share
Exercise price:	Baht 38.70 per share
Exercise date:	Every 3 months on March 22 June 22 September 22 and December 22

Since December 22, 2002 is a bank holiday, the exercise date will be changed as follows:

Notice of exercise period:	December 8-21, 2002
Exercise date:	December 23, 2002
Place:	Siam Commercial Bank PCL's head office and all branches
Exercise procedure:	1. Holders of warrants must file notice of exercise with the Bank at the Bank's head office or any branch during 08.30 a.m. - 15.30 p.m. 2. Form of exercise notice is obtainable at the Bank's head office and all branches. 3. The following documents must be delivered for the exercise 1. Notice of exercise to purchase preferred shares which are correctly and completely filled in 2. Warrant certificates in the amount specified in the notice of exercise 3. Payment equivalent to the amount specified in the notice of exercise paid by cash, cheque, or bank's cheque, crossed and payable to "Account for Warrants of Siam Commercial Bank PCL". The cheque must be dated on the same day of the exercise rights and can be collectible from the same clearing area of the branch over where the warrant holder exercises his right. The exercise rights to purchase preferred share will be valid only when the amount specified in the cheque has been received by the Bank.
Warrants in scripless system:	Holders of warrants in scriptless system have to complete an application form for the issuance of warrant certificate and file such application with the securities company which acts as their securities broker in order for such broker to inform the Thailand Securities Depository Company Limited to issue the warrant certificates to the holders.

Warrant exercise by non-Thai persons:	Non –Thai persons may exercise the whole or part of their warrant holdings provided that on the exercise date such exercise does not cause a breach of the Bank's Articles or any other applicable laws concerning foreign ownership of the Bank. The Bank reserves the right not to issue preferred shares to non-Thai persons who exercise the warrants provided that such exercise causes a breach of the aforementioned Bank's Articles and applicable laws and the Bank has no obligation to indemnify these persons.

Please be informed accordingly
Yours faithfully,
The Siam Commercial Bank PCL

(Mr. Yokporn Tantisawetrat)
Executive Vice President
Credit Risk Division

(Translation)

BSS 450138 December 4, 2002

President,
The Stock Exchange of Thailand

Re: Change in the date for conversion of preferred shares of Siam Commercial Bank into ordinary shares

Dear Sir,
Pursuant to Siam Commercial Bank PCL's issuance in April 1999 of 2,500,000,000 preferred shares, the preferential rights assigned to these shares have a duration period of 10 years commencing May 10, 1999. Holders of the preferred are entitled to convert them into ordinary shares of the Bank at a ratio of 1:1 at every 3-month interval namely, March 31, June 30, September 30, and December 31 of each year. Since December 31, 2002 is a bank holiday, the conversion date will be changed as follows:

Conversion Notice	December 16 – 27, 2002
Exercise Date	December 27, 2002
Exercise Procedure	(1) Any holder of preferred shares may, within business hours, file a conversion notice with Thailand Securities Depository Company Limited or securities company which is its broker for securities trading. (2) Any holder of preferred shares may obtain form of conversion notice at Thailand Securities Depository Company Limited or securities company which is its broker for securities trading. (3) Documents required to be delivered for conversion are: 1. form of conversion notice as prescribed by the Bank; 2. preferred shares certificate or any replacement thereof (as prescribed by SET); and 3. in case of an individual, a copy of personal identification card, alien identification card or passport (as the case may be), all of which have to be certified correct by the owner of such card or passport, in case of a corporate entity, a copy of affidavit, certifying its juristic person status issued no more than 1 year prior to the date of filing together with a copy of personal identification card of the director who has authority to sign on behalf of such a corporate entity certified correct by the owner of such card. (1) Thailand Securities Depository Company Limited; or (2) any securities company which is the broker of such holder of preferred shares for securities trading.

Please be informed accordingly.

Yours faithfully,
The Siam Commercial Bank PCL
(Mr. Yokporn Tantisawetrat)
Executive Vice President,
Credit Risk Division

(Translation)

Date : December 6, 2002

SCB : Result of ECD Conversion

The Siam Commercial Bank Public Company Limited ("The Bank") issued USD 160.00 MM. of 10 years ECD on January 24, 1994. The Securities and Exchange Commission gave the Bank permission to sell the whole issue to foreign investors with rights to convert the debentures into common shares on a monthly basis.

The Bank would like to inform the SET that no ECD holders requested to exercise their option during the month of November 2002.

(Translation)

Date : December 17, 2002

SCB would like to inform SET that the liquidation of Book Club-Hudson Advisors Company Limited is completed as prescribed under Section 1270 of the Civil and Commercial Code. The details of which are as follows;

Registration Date	:	December 11, 2002
Type of Business	:	Servicer
Reason for dissolution	:	Due to the fact that Book Club Hudson Advisors Co., Ltd. did not wish to continue its operation, the shareholders, by the resolution of the Extraordinary Meetings no. 1/2545 and 2/2545 dated May 15, 2002 and May 31, 2002 respectively, decided to dissolve the company.
Effect on SCB	:	SCB would have to realize a loss of 2,662,591.34 Baht from this investment.

(Translation)

BSS. 450161 January 3, 2003

President,

The Stock Exchange of Thailand

Re: Result of warrant exercise for preferred shares

Dear Sir,

Pursuant to Siam Commercial Bank PCL'S issuance of 115,000,883 5-year warrants (SCB-W) on June 22, 1999 to subscribers of the Bank's new common share issue during December 18-24, 1997, the warrants may be exercised every 3 months on March 22 (notification date March 8-21) June 22 (notification date June 8-21) September 22 (notification date September 8-21) and December 22 (notification date December 8-21) each year at a ratio of 1 warrant for 1 preferred share at an exercise price of Bt38.70 per share. Holders can contact any branch of the Bank for exercise of the warrants.

For December 23, 2002 there were no applications to exercise the warrants.

Please be informed accordingly.

Yours faithfully,

The Siam Commercial Bank PCL

(Mr.Yokporn Tantisawetrat)

Executive Vice President,

Credit Risk Division

(Translation)

BSS 460002 January 9, 2003

President,
The Stock Exchange of Thailand

Re: Conversion of preferred shares of Siam Commercial Bank into ordinary shares

Dear Sir,

Pursuant to Siam Commercial Bank PCL's issuance in April 1999 of 2,500,000,000 preferred shares, and their subsequent listing on May 14, 1999, the preferential rights assigned to these shares have a duration period of 10 years commencing May 10, 1999. Holders of the preferred are entitled to convert them into ordinary shares of the Bank at a ratio of 1:1 at every 3-month interval namely, March 31, June 30, September 30, and December 31 of each year.

For the December 27, 2002 exercise date, applications for conversion were for 180,486,262 shares, resulting in changes in number of common shares and preferred shares of the Bank as follows:

Preferred Shares

Initial number of preferred shares issued	2,500,000,000	Shares
Increase in preferred shares resulting from SCB- W exercise	57,667	Shares
Number of preferred shares already converted	(394,766,268)	Shares
Conversion per this exercise date (December 27, 2002)	(180,486,262)	Shares
Convertible preferred shares outstanding	1,924,805,137	Shares

Ordinary shares

Number of ordinary shares outstanding prior to conversion	588,760,073	Shares
Previous conversion from subordinated debentures	43,043,641	Shares
Previous conversion from preferred shares	394,766,268	Shares
Conversion per this exercise date (December 27, 2002)	180,486,262	Shares
Total ordinary shares outstanding	1,207,056,244	Shares

No. of new converted shares held by **foreign** shareholders	179,024,307	Shares
No. of new converted shares held by **local** shareholders	1,461,955	Shares

Please be informed accordingly.

Yours faithfully,
The Siam Commercial Bank PCL

(Mr. Yokporn Tantisawetrat)
Executive Vice President,
Credit Risk Division

(Translation)

Date : January 9,2003

SCB would like to disclose its up coming investment in PREMAS (Thailand) Co., Ltd.

Transaction Date	January 9, 2003
Involves Parties	The company's shareholders will be • PREMAS Investments Pte., Ltd. 49.00% • CPB Equity Co., Ltd. 21.00% • Siam Commercial Bank Public Company Limited 10.00% • Italian-Thai International Co., Ltd. 10.00% • Mr.Isara Vongkusolkit 10.00%
Relationship of the Parties	- no relation -
Transaction Assets	Common shares of PREMAS (Thailand) Co., Ltd.
Objective	Long-term investment.
Type of Business	Property management and consultancy services
Registered Capital	25,000,000.00 Baht
Type of Transaction	SCB will invest in new registered shares of PREMAS (Thailand) Co., Ltd.
Number of Shares	25,000 shares.
Par Value	100.00 Baht/share
Value of Investment	2,500,000.00 Baht
Paid-up Par Value	50.00 Baht/share
Initial Payment	1,250,000.00 Baht
Proportion of Valuation	SCB will have investment proportion of 10.00% in PREMAS (Thailand) Co., Ltd.
Anticipated Benefit	Dividend
Transaction Size	0.00035% of SCB's net assets, hence it does not come under SET rule on acquisition and disposal of assets or SET rule on connected transaction.

2. Audited Financial Statements

The Bank's Interim Financial Statements for Quarter and nine-month period ended September 30, 2002.

03 JAN 31 AM 7:21

THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

Interim Financial Statements

Quarter and nine-month period ended September 30, 2002

REVIEW REPORT OF THE INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

TO THE BOARD OF DIRECTORS
THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED

We have reviewed the consolidated balance sheet of The Siam Commercial Bank Public Company Limited and its subsidiaries and the balance sheet of The Siam Commercial Bank Public Company Limited as at September 30, 2002, the related consolidated and Bank's statements of income for the quarters and for the nine-month periods ended September 30, 2002 and 2001, the consolidated and Bank's statements of changes in shareholders' equity, retained earnings and cash flows for the nine-month periods ended September 30, 2002 and 2001. These financial statements are the responsibility of the Company's management as to their correctness and completeness of the presentation. Our responsibility is to report on these financial statements based on our reviews.

We conducted our reviews in accordance with the Standard on Auditing applicable to review engagements. The Standard requires that we plan and perform our reviews to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit in accordance with generally accepted auditing standards, and accordingly, we do not express an opinion.

Based on our reviews, nothing has come to our attention that causes us to believe that the consolidated and the Bank's financial statements are not presented fairly, in all material respects, in accordance with generally accepted accounting principles.

We have previously audited, in accordance with generally accepted auditing standards, the consolidated and the Bank's financial statements for the year ended December 31, 2001, and expressed an unqualified opinion in our report dated February 22, 2002. The consolidated and the Bank's balance sheets as at December 31, 2001, presented herein for comparison, have been derived from such consolidated and Bank's financial statements which we have audited and reported. We have not preformed any other audit procedures subsequent to such report date.

As discussed in Note 1 to the interim financial statements, Thailand and many Asia-Pacific countries have experienced economic difficulties since 1997. This has affected the operations of banks operating in Thailand including the Bank and its subsidiaries.

Niti Jungnitnirundr
Certified Public Accountant (Thailand)
Registration No. 3809
DELOITTE TOUCHE TOHMATSU JAIYOS

BANGKOK
November 11, 2002

THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

BAHT : '000

	THE CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	"Unaudited"		"Unaudited"	
	As at September 30, 2002	As at December 31, 2001	As at September 30, 2002	As at December 31, 2001
ASSETS				
CASH	10,126,445	11,326,368	9,978,691	11,245,478
INTERBANK AND MONEY MARKET ITEMS				
Domestic items				
Interest bearing	14,111,722	6,738,825	13,376,367	5,788,014
Non-interest bearing	7,426,674	3,584,076	7,334,649	3,440,342
Foreign items				
Interest bearing	38,824,665	65,395,105	36,614,835	63,538,285
Non-interest bearing	2,140,531	1,749,902	1,581,673	1,243,597
Total interbank and money market items	62,503,592	77,467,908	58,907,524	74,010,238
SECURITIES PURCHASED UNDER RESALE AGREEMENTS	11,610,000	28,480,000	11,610,000	28,480,000
INVESTMENTS (Note 4.2)				
Short-term investments - net	43,007,655	24,187,036	42,444,632	21,074,023
Long-term investments - net	98,555,505	93,396,934	95,891,244	91,196,873
Investments in subsidiaries and associated companies - net	3,119,602	2,908,062	12,858,916	12,536,108
Total investments - net	144,682,762	120,492,032	151,194,792	124,807,004
LOANS AND ACCRUED INTEREST RECEIVABLES				
Loans (Notes 4.3 and 4.5)	490,755,157	459,944,949	486,919,123	456,267,174
Accrued interest receivables	2,512,036	2,405,008	2,373,410	2,249,517
Total loans and accrued interest receivables	493,267,193	462,349,957	489,292,533	458,516,691
Less Allowance for doubtful accounts (Note 4.4)	(58,129,432)	(17,851,628)	(56,014,198)	(15,766,353)
Less Revaluation allowance for debt restructuring (Note 4.4)	(8,621,544)	(8,087,164)	(7,866,280)	(7,768,641)
Net loans and accrued interest receivables	426,516,217	436,411,165	425,412,055	434,981,697
PROPERTIES FORECLOSED - NET	11,308,602	11,689,429	10,957,969	11,404,793
CUSTOMERS' LIABILITY UNDER ACCEPTANCES	615,400	475,867	615,400	475,867
PREMISES AND EQUIPMENT - NET	24,642,002	25,266,255	19,294,579	19,783,892
NET INTER-ACCOUNT BALANCE	4,173,656	3,284,025	4,173,656	3,284,024
ASSETS PENDING TRANSFER	4,093,810	2,896,865	4,093,810	2,896,865
OTHER ASSETS - NET	4,986,110	5,291,405	3,944,747	4,020,718
TOTAL ASSETS	**705,258,596**	**723,081,319**	**700,183,223**	**715,390,576**

See notes to the interim financial statements

BALANCE SHEETS (CONTINUED)

BAHT : '000

	THE CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	"Unaudited" As at September 30, 2002	As at December 31, 2001	"Unaudited" As at September 30, 2002	As at December 31, 2001
LIABILITIES AND SHAREHOLDERS' EQUITY				
DEPOSITS				
Deposits in Baht	569,935,808	588,400,286	570,339,107	585,915,153
Deposits in foreign currencies	11,928,703	17,579,628	9,100,864	15,075,078
Total deposits	581,864,511	605,979,914	579,439,971	600,990,231
INTERBANK AND MONEY MARKET ITEMS				
Domestic items				
Interest bearing	6,214,896	6,321,817	6,217,001	6,257,079
Non-interest bearing	1,569,625	1,417,943	1,565,755	1,398,451
Foreign items				
Interest bearing	3,477,840	3,161,930	3,507,021	3,211,227
Non-interest bearing	1,396,507	514,288	1,402,456	527,883
Total interbank and money market items	12,658,868	11,415,978	12,692,233	11,394,640
LIABILITIES PAYABLE ON DEMAND	4,897,650	3,585,150	4,897,284	3,583,585
SECURITIES SOLD UNDER REPURCHASE AGREEMENTS		10,000		-
BORROWINGS				
Short-term borrowings	5,033	-	5,033	-
Long-term borrowings	25,842,343	25,915,938	25,447,622	25,521,939
Total borrowings	25,847,376	25,915,938	25,452,655	25,521,939
BANK'S LIABILITIES UNDER ACCEPTANCES	615,400	475,867	615,400	475,867
INTEREST PAYBLE ON DEPOSITS	3,347,034	3,738,194	3,333,809	3,728,620
LIABILITIES PENDING TRANSFER	6,173,732	5,111,851	6,173,001	5,108,540
OTHER LIABILITIES	4,997,287	3,971,761	3,640,643	2,645,896
TOTAL LIABILITIES	640,401,858	660,204,653	636,244,996	653,449,318

THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS (CONTINUED)

BAHT : '000

	THE CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	"Unaudited" As at September 30, 2002	As at December 31, 2001	"Unaudited" As at September 30, 2002	As at December 31, 2001
LIABILITIES AND SHAREHOLDERS' EQUITY (CONTINUED)				
SHAREHOLDERS' EQUITY				
SHARE CAPITAL				
Authorized share capital				
5,942,649,837 preferred shares of Baht 10.00 each	59,426,498		59,426,498	
6,078,994,732 preferred shares of Baht 10.00 each		60,789,947		60,789,947
1,057,350,163 ordinary shares of Baht 10.00 each	10,573,502		10,573,502	
921,005,268 ordinary shares of Baht 10.00 each		9,210,053		9,210,053
Issued and paid-up share capital				
2,130,877,683 preferred shares of Baht 10.00 each, fully paid	21,308,777		21,308,777	
2,256,165,277 preferred shares of Baht 10.00 each, fully paid		22,561,653		22,561,653
1,000,983,698 ordinary shares of Baht 10.00 each, fully paid	10,009,837		10,009,837	
874,989,438 ordinary shares of Baht 10.00 each, fully paid		8,749,894		8,749,894
PREMIUM ON PREFERRED SHARES	33,189,080	35,140,474	33,189,080	35,140,474
PREMIUM ON ORDINARY SHARES	22,387,650	20,422,123	22,387,650	20,422,123
UNREALIZED INCREMENT PER LAND APPRAISAL	4,621,051	4,621,051	4,621,051	4,621,051
UNREALIZED INCREMENT PER PREMISES APPRAISAL	3,870,097	3,962,015	3,870,097	3,962,015
REVALUATION SURPLUS ON INVESTMENTS	5,803,354	4,655,704	5,803,354	4,655,704
FOREIGN CURRENCY TRANSLATION	(11,051)	114,863	(11,051)	114,863

BALANCE SHEETS (CONTINUED)

BAHT : '000

	THE CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	"Unaudited" As at September 30, 2002	As at December 31, 2001	"Unaudited" As at September 30, 2002	As at December 31, 2001
LIABILITIES AND SHAREHOLDERS' EQUITY (CONTINUED)				
RETAINED EARNINGS				
Appropriated				
Legal reserve	695,000	695,000	695,000	695,000
Others	23,081,000	23,081,000	23,081,000	23,081,000
Unappropriated (Deficit)	(61,016,568)	(62,062,519)	(61,016,568)	(62,062,519)
TOTAL SHAREHOLDERS' EQUITY OF THE BANK	63,938,227	61,941,258	63,938,227	61,941,258
MINORITY INTEREST	918,511	935,408		-
TOTAL SHAREHOLDERS' EQUITY	64,856,738	62,876,666	63,938,227	61,941,258
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**705,258,596**	**723,081,319**	**700,183,223**	**715,390,576**
OFF - BALANCE SHEET ITEMS - CONTINGENCIES (Note 4.7)				
AVALS TO BILLS AND GUARANTEES OF LOANS	3,589,061	4,821,149	3,589,061	4,821,149
LIABILITY UNDER UNMATURED IMPORT BILLS	2,874,099	3,258,953	2,874,099	3,258,953
LETTERS OF CREDIT	8,044,593	8,812,543	8,021,894	8,730,173
OTHER CONTINGENCIES	392,859,531	321,260,934	392,623,829	321,064,211

(Khunying Jada Wattanasiritham)
President and Chief Executive Officer

(Dr. Vichit Suraphongchai)
Chairman of the Executive Committee

See notes to the interim financial statements

THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

FOR THE QUARTERS ENDED SEPTEMBER 30,

"UNAUDITED" BAHT : '000

	THE CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2002	2001	2002	2001
INTEREST AND DIVIDEND INCOME				
Interest on loans	6,001,157	5,976,612	5,928,221	5,920,539
Interest on interbank and money market items	486,382	710,221	482,824	710,469
Investments	1,307,421	1,331,958	1,256,498	1,290,860
Total Interest and Dividend Income	7,794,960	8,018,791	7,667,543	7,921,868
INTEREST EXPENSES				
Interest on deposits	2,671,603	3,600,611	2,654,205	3,575,327
Interest on interbank and money market items	90,559	106,255	88,984	105,601
Interest on short-term borrowings	-	5	-	-
Interest on long-term borrowings	346,130	345,224	336,716	336,105
Total Interest Expenses	3,108,292	4,052,095	3,079,905	4,017,033
Net Interest and Dividend Income	4,686,668	3,966,696	4,587,638	3,904,835
BAD DEBT AND DOUBTFUL ACCOUNTS	2,456,675	818,691	2,476,645	799,876
LOSS ON DEBT RESTRUCTURING	111,624	871,135	91,740	870,148
Net Interest and Dividend Income after Bad Debt and Doubtful Accounts and Loss on Debt Restructuring	2,118,369	2,276,870	2,019,253	2,234,811
NON-INTEREST INCOME				
Gain (loss) on investments	(110,532)	(318,572)	(122,927)	(288,645)
Income from equity interest in subsidiaries and/or associated companies	98,204	60,171	217,807	71,404
Fees and service income				
Acceptances, avals and guarantees	162,989	202,604	163,042	202,645
Others	1,394,413	1,173,928	1,326,527	1,089,360
Gain on exchanges	551,334	373,636	555,513	367,526
Other income	334,212	296,364	4,912	6,330
Total Non-Interest Income	2,430,620	1,788,131	2,144,874	1,448,620

THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME (CONTINUED)

FOR THE QUARTERS ENDED SEPTEMBER 30,

"UNAUDITED" BAHT : '000

		THE CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
		2002	2001	2002	2001
NON - INTEREST EXPENSES					
Personnel expenses		1,136,148	1,063,857	1,007,260	988,662
Premises and equipment expenses		879,382	911,589	731,335	785,812
Taxes and duties		355,679	257,591	350,940	252,032
Fees and service expenses		180,747	138,021	176,382	138,349
Directors' remuneration		11,882	9,317	9,441	7,316
Contributions to the Financial Institutions Development Fund		621,722	617,041	619,010	613,772
Loss from diminution in value of property foreclosed		570,000	-	570,000	-
Other expenses		398,887	530,965	344,311	394,336
Total Non-Interest Expenses		4,154,447	3,528,381	3,808,679	3,180,279
INCOME BEFORE TAX		394,542	536,620	355,448	503,152
LESS INCOME TAX (Note 4.10)		17,450	18,289		-
INCOME BEFORE MINORITY INTEREST IN SUBSIDIARY COMPANIES		377,092	518,331	355,448	503,152
LESS MINORITY INTEREST IN NET INCOME OF SUBSIDIARY COMPANIES		21,644	15,179		-
NET INCOME		**355,448**	**503,152**	**355,448**	**503,152**
BASIC EARNINGS PER SHARE (Note 4.8)	**BAHT**	0.36	0.60	0.36	0.60
DILUTED EARNINGS PER SHARE (Note 4.8)	**BAHT**	0.11	0.16	0.11	0.16

See notes to the interim financial statements

THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30,

"UNAUDITED" BAHT : '000

	THE CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2002	2001	2002	2001
INTEREST AND DIVIDEND INCOME				
Interest on loans	17,782,516	18,610,587	17,585,865	18,424,092
Interest on interbank and money market items	1,573,672	2,419,138	1,562,374	2,418,006
Investments	3,830,082	4,164,476	3,683,273	4,013,761
Total Interest and Dividend Income	23,186,270	25,194,201	22,831,512	24,855,859
INTEREST EXPENSES				
Interest on deposits	8,559,798	11,353,456	8,504,003	11,269,263
Interest on interbank and money market items	262,804	605,749	260,390	603,415
Interest on short-term borrowings		11		-
Interest on long-term borrowings	1,024,130	1,068,125	996,367	1,040,405
Total Interest Expenses	9,846,732	13,027,341	9,760,760	12,913,083
Net Interest and Dividend Income	13,339,538	12,166,860	13,070,752	11,942,776
BAD DEBT AND DOUBTFUL ACCOUNTS	7,847,690	3,399,692	7,650,028	3,399,467
LOSS ON DEBT RESTRUCTURING	584,150	1,807,353	529,138	1,806,366
Net Interest and Dividend Income after Bad Debt and Doubtful Accounts and Loss on Debt Restructuring	4,907,698	6,959,815	4,891,586	6,736,943
NON-INTEREST INCOME				
Gain (loss) on investments	667,920	(499,091)	642,848	(466,116)
Income from equity interest in subsidiaries and/or associated companies	180,726	98,385	405,714	492,128
Fees and service income				
Acceptances, avals and guarantees	480,265	565,453	480,114	565,544
Others	3,990,244	3,481,734	3,732,006	3,180,158
Gain on exchanges	1,482,594	657,615	1,483,362	653,382
Other income	1,129,086	1,224,398	28,586	101,089
Total Non-Interest Income	7,930,835	5,528,494	6,772,630	4,526,185

THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME (CONTINUED)

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30

"UNAUDITED" BAHT : '000

	THE CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2002	2001	2002	2001
NON - INTEREST EXPENSES				
Personnel expenses	3,418,413	3,337,642	3,052,544	2,997,245
Premises and equipment expenses	2,694,085	2,826,650	2,245,295	2,380,170
Taxes and duties	974,256	882,309	959,557	864,709
Fees and service expenses	553,892	423,699	539,567	418,854
Directors' remuneration	39,440	30,579	28,138	21,934
Contributions to the Financial Institutions Development Fund	1,852,816	1,830,270	1,844,426	1,819,289
Loss from diminution in value of property foreclosed	906,876	-	900,000	-
Other expenses	1,222,667	1,399,443	1,048,738	1,153,657
Total Non-Interest Expenses	11,662,445	10,730,592	10,618,265	9,655,858
INCOME BEFORE TAX	1,176,088	1,757,717	1,045,951	1,607,270
LESS INCOME TAX (Note 4.10)	55,173	75,501		-
INCOME BEFORE MINORITY INTEREST IN SUBSIDIARY COMPANIES	1,120,915	1,682,216	1,045,951	1,607,270
LESS MINORITY INTEREST IN NET INCOME OF SUBSIDIARY COMPANIES	74,964	74,946		-
NET INCOME	**1,045,951**	**1,607,270**	**1,045,951**	**1,607,270**
BASIC EARNINGS PER SHARE (Note 4.8) **BAHT**	1.10	2.03	1.10	2.03
DILUTED EARNINGS PER SHARE (Note 4.8) **BAHT**	0.33	0.51	0.33	0.51

(Khunying Jada Wattanasiritham)
President and Chief Executive Officer

(Dr. Vichit Suraphongchai)
Chairman of the Executive Committee

See notes to the interim financial statements

THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30,

"UNAUDITED" BAHT : '000

	THE CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2002	2001	2002	2001
PREFERRED SHARE CAPITAL				
Beginning balance	22,561,653	23,896,511	22,561,653	23,896,511
Additions		95		95
Deductions	(1,252,876)	(1,073,327)	(1,252,876)	(1,073,327)
Ending balance	21,308,777	22,823,279	21,308,777	22,823,279
ORDINARY SHARE CAPITAL				
Beginning balance	8,749,894	7,408,275	8,749,894	7,408,275
Additions	1,259,943	1,079,993	1,259,943	1,079,993
Ending balance	10,009,837	8,488,268	10,009,837	8,488,268
PERMIUM ON PREFERRED SHARES				
Beginning balance	35,140,474	37,219,431	35,140,474	37,219,431
Additions		273		273
Deductions	(1,951,394)	(1,671,740)	(1,951,394)	(1,671,740)
Ending balance	33,189,080	35,547,964	33,189,080	35,547,964
PREMIUM ON ORDINARY SHARES				
Beginning balance	20,422,123	18,329,559	20,422,123	18,329,559
Additions	1,965,527	1,685,074	1,965,527	1,685,074
Ending balance	22,387,650	20,014,633	22,387,650	20,014,633
UNREALIZED INCREMENT PER LAND APPRAISAL				
Beginning balance	4,621,051	4,722,573	4,621,051	4,722,573
Deductions		(77,647)		(77,647)
Ending balance	4,621,051	4,644,926	4,621,051	4,644,926
UNREALIZED INCREMENT PER PREMISES APPRAISAL				
Beginning balance	3,962,015	4,120,199	3,962,015	4,120,199
Deductions	(91,918)	(127,545)	(91,918)	(127,545)
Ending balance	3,870,097	3,992,654	3,870,097	3,992,654
REVALUATION SURPLUS ON INVESTMENTS				
Beginning balance	4,655,704	2,861,747	4,655,704	2,861,747
Additions	1,147,650	100,652	1,147,650	100,652
Ending balance (Note 4.2)	5,803,354	2,962,399	5,803,354	2,962,399

THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (CONTINUED)

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30

"UNAUDITED" BAHT : '000

	THE CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2002	2001	2002	2001
FOREIGN CURRENCY TRANSLATION				
Beginning balance	114,863	307,414	114,863	307,414
Additions (deductions)	(125,914)	31,930	(125,914)	31,930
Ending balance	(11,051)	339,344	(11,051)	339,344
RETAINED EARNINGS				
Appropriated				
Legal reserve				
Beginning balance	695,000	695,000	695,000	695,000
Ending balance	695,000	695,000	695,000	695,000
Others				
Beginning balance	23,081,000	23,081,000	23,081,000	23,081,000
Ending balance	23,081,000	23,081,000	23,081,000	23,081,000
Unappropriated (Deficit)				
Beginning balance	(62,062,519)	(62,467,176)	(62,062,519)	(62,467,176)
Additions - Net income	1,045,951	1,607,270	1,045,951	1,607,270
Ending balance (Deficit)	(61,016,568)	(60,859,906)	(61,016,568)	(60,859,906)
TOTAL SHAREHOLDER'S EQUITY OF THE BANK	63,938,227	61,729,561	63,938,227	61,729,561
MINORITY INTEREST				
Beginning balance	935,408	868,962		-
Additions (deductions)	(16,897)	32,414		-
Ending balance	918,511	901,376		-
TOTAL	**64,856,738**	**62,630,937**	**63,938,227**	**61,729,561**

See notes to the interim financial statements

STATEMENTS OF RETAINED EARNINGS

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30

"UNAUDITED" BAHT : '000

	THE CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2002	**2001**	**2002**	**2001**
UNAPPROPRIATED RETAINED EARNINGS (DEFICIT)				
Retained earnings (deficit) brought forward	(62,062,519)	(62,467,176)	(62,062,519)	(62,467,176)
Addition : Net income for the period	1,045,951	1,607,270	1,045,951	1,607,270
Total unappropriated retained earnings (deficit)	(61,016,568)	(60,859,906)	(61,016,568)	(60,859,906)
APPROPRIATED RETAINED EARNINGS				
Legal reserve	695,000	695,000	695,000	695,000
Others	23,081,000	23,081,000	23,081,000	23,081,000
Total appropriated retained earnings	23,776,000	23,776,000	23,776,000	23,776,000
TOTAL RETAINED EARNINGS (DEFICIT)	**(37,240,568)**	**(37,083,906)**	**(37,240,568)**	**(37,083,906)**

See notes to the interim financial statements

THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30,

"UNAUDITED" BAHT : '000

	THE CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2002	2001	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES				
Net income	1,045,951	1,607,270	1,045,951	1,607,270
Items to reconcile net income to cash received (paid) from operating activities:				
Depreciation and amortization	1,181,720	1,271,415	928,378	1,045,913
Bad debt and doubtful accounts	7,847,690	3,399,692	7,650,028	3,399,467
Loss on debt restructuring	584,150	1,807,353	529,138	1,806,366
Loss from diminution in value of property foreclosed	906,876	-	900,000	-
Loss on impairment of investment in securities	125,190	493,817	113,581	461,708
Gain on sales of investments	(728,172)	(479,240)	(700,481)	(477,349)
Gain on transferring investment portfolio	(3,991)	(100,261)	(3,991)	(100,261)
Gain on sales of premises and equipment	(8,447)	(45,964)	(4,084)	(44,285)
Loss on sales of property foreclosed	14,147	169,458	15,047	169,458
Gain on exchange rate	(1,482,494)	(521,889)	(1,483,362)	(517,449)
Unrealized (gain) losses on revaluation of securities	(60,945)	584,775	(51,957)	582,018
Amortization of (negative) goodwill	38,912	(1,436)		-
Decrease (increase) in accrued interest and dividend income	(115,705)	353,219	(128,915)	325,729
Increase (decrease) in accrued interest payable	(273,694)	20,694	(283,879)	14,069
Increase in other accrued expenses	924,951	757,501	919,038	751,308
Income from equity interest in subsidiary and/or associated companies	(180,726)	(98,385)	(405,714)	(492,128)
Minority interest in net income from subsidiary companies	74,964	74,946		-
Income from operations before changes in operating assets and liabilities	9,890,377	9,292,965	9,038,778	8,531,834
Operating assets (increase) decrease				
Interbank and money market items	14,462,137	(23,497,088)	15,004,989	(22,752,896)
Securities purchased under resale agreements	16,870,000	2,700,000	16,870,000	2,680,000
Securities for trading	(9,004,220)	(305,766)	(8,959,644)	(321,393)
Loans and accrued interest receivables	(3,235,810)	10,223,877	(3,230,231)	9,749,155
Properties foreclosed	863,544	1,239,736	858,169	1,238,712
Other assets	(173,248)	(2,657,113)	(335,644)	(2,712,906)
Operating liabilities increase (decrease)				
Deposits	(24,115,403)	6,711,247	(21,550,259)	9,890,526
Interbank and money market items	1,242,890	(3,452,044)	1,297,593	(3,388,576)
Liabilities payable on demand	1,312,500	3,582,433	1,313,698	3,563,820
Securities sold under repurchase agreements	(10,000)	969,000	-	1,000,000
Short-term borrowings	5,033	-	5,033	-
Other liabilities	1,048,485	863,559	1,032,733	754,310
Net cash provided by operating activities	9,156,285	5,670,806	11,345,215	8,232,586

STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30,

"UNAUDITED" BAHT : '000

	THE CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2002	2001	2002	2001
CASH FLOWS FROM INVESTING ACTIVITIES				
Purchase of available-for-sale securities	(24,041,573)	(45,597,696)	(20,380,892)	(38,366,157)
Proceeds from sales of available-for-sale securities	28,392,454	44,857,920	22,678,028	35,291,304
Purchase of held-to-maturity securities	(19,839,989)	(14,489,290)	(19,024,149)	(14,496,465)
Proceeds from redemption of held-to-maturity securities	6,706,882	9,310,868	5,411,098	9,081,619
Purchase of general securities	(816,807)	(69,629)	(853,538)	(21,223)
Proceeds from sales of general securities	102,256	72,728	35,416	29,022
Purchase of investments in subsidiaries and associated companies	(251,815)	(238,624)	(203,514)	(50,000)
Proceeds from sales of investments in subsidiaries and associated companies	118,734	386,081	224,130	386,081
Purchase of premises and equipment	(629,698)	(645,608)	(518,456)	(543,641)
Proceeds from sales of premises and equipment	42,869	166,773	34,204	160,549
Net cash used in investing activities	(10,216,687)	(6,246,477)	(12,597,673)	(8,528,911)
CASH FLOWS FROM FINANCING ACTIVITIES				
Decrease in long-term borrowings	(13,607)	(5,043)	(14,329)	(1,244)
Proceeds from issuance of preferred shares		95		95
Proceeds from premium on of preferred shares		274		274
Net cash used in financing activities	(13,607)	(4,674)	(14,329)	(875)
Increase in foreign currency translation	(125,914)	31,930		-
Net decrease in cash and cash equivalents	(1,199,923)	(548,415)	(1,266,787)	(297,200)
Cash and cash equivalents as at January 1,	11,326,368	9,516,597	11,245,478	8,981,541
Cash and cash equivalents as at September 30,	10,126,445	8,968,182	9,978,691	8,684,341

See notes to the interim financial statements

1. ECONOMIC DIFFICULTIES AND OPERATIONS OF THE BANK AND ITS SUBSIDIARIES

Thailand and many Asia-Pacific countries have experienced economic difficulties since 1997. This has affected the operations of banks operating in Thailand including the Bank and its subsidiaries. The accompanying consolidated and Bank's financial statements reflect management's assessment of the possible impact of the economic conditions on the financial position of the Bank and its subsidiaries. The ultimate effect of such uncertainties on the Bank and its subsidiaries cannot be presently determined.

2. BASIS FOR PREPARATION OF THE FINANCIAL STATEMENTS

2.1 The consolidated and the Bank's financial statements for the quarter and for the nine-month period ended September 30, 2002 and the consolidated and the Bank's balance sheet for the year ended December 31, 2001, presented herein for comparison, which have been derived from the consolidated and the Bank's financial statements for the year ended December 31, 2001, have been prepared in condensed format in accordance with Thai Accounting Standard (TAS) No. 41 "Interim Financial Statements" and presented as prescribed by the Bank of Thailand's notification dated May 10, 2001, regarding the format of balance sheet and statement of income of commercial bank, issued under Banking Act B.E. 2505 and the Bank of Thailand's letter number 1498/2544 dated July 9, 2001. In addition, the interim financial statements have been prepared in accordance with the regulations of The Stock Exchange of Thailand dated January 22, 2001, regarding the basis, conditions and procedures for the preparation and submission of financial statements and reports for the financial position and results of operations of listed companies B.E. 2544.

The Bank maintains its accounting records in Thai Baht and prepares its statutory financial statements in conformity with financial accounting standards and practices within banking industry in Thailand. The accompanying financial statements are prepared in accordance with accounting principles and practices generally accepted in Thailand and the Bank of Thailand's guidelines.

The interim financial statements are intended to provide additional information to that included in the latest annual financial statements. Accordingly, they focus on new activities, events and circumstances so as not to duplicate information previously reported. These interim financial statements should therefore be read in conjunction with the most recent annual financial statements which have been audited.

The preparation of financial statements in conformity with generally accepted accounting principles also required management to make estimates and assumptions that affected the reported amounts of revenues, expenses, assets and liabilities and disclosure of contingent assets and liabilities. The actual result may differ from these estimates.

2.2 The consolidated financial statements include the accounts of all branches of the Bank, and subsidiaries whose shares are more than 50 % owned by the Bank. Significant related party transactions and balances were eliminated. The subsidiaries are as follows:

	For the quarter and nine-month period ended September 30, 2002	2001	For the year ended December 31, 2001
1. Chatuchak Assets Management Co., Ltd.	/	/	/
2. Cambodian Commercial Bank Ltd. (Cambodia)	/	/	/
3. SCB Securities Co., Ltd.	/	/	/
4. The Book Club Finance PCL	/	/	/
5. The Samaggi Insurance PCL	/	/	/
6. SCB Business Services Co., Ltd.	/	/	/
7. SCB Training Centre Co., Ltd.	/	/	/
8. Siam Pitiwat Co., Ltd.	/	/	/
9. Sub Sri Thai Warehouse PCL	/	/	/
10. SCB Resolution Corporation Co., Ltd.	/	/	/
11. Mahisorn Co., Ltd.	/	/	/
12. Thai International Property Development Co., Ltd.	/	/	/
13. Astrakhan Investment Ltd. (Hongkong)	/	/	/
14. Techno Holding Co., Ltd.	/	/	/
15. Oreo Realty Inc. (United States of Amarica) *	-	/	/
16. SCB Research Institute Co., Ltd.*	-	/	/
17. Siam Appraisal and Service Co., Ltd.**	-	/	/

* : in the process of dissolution

** : Sold in Quarter 1/2002

The consolidated financial statements for the quarters and nine-month periods ended September 30, 2002 and 2001 and for the year ended December 31, 2001 do not include 9 companies, which are subsidiaries and the companies that the Bank has significant control, due to their discontinued operations and being in process of dissolution. Such companies are Siam Commercial Development Co., Ltd., Suthakarn Co., Ltd., Thai Manpower Development Co., Ltd., Prime Business Co., Ltd., M & M Service Co., Ltd., Sorathon Co., Ltd., Satayu Co., Ltd., Supapirom Co., Ltd., and SCB Advisory Service Co., Ltd. However, there are no material effects over the consolidated financial statements for not including such companies.

In addition, the consolidated financial statements for the quarter and nine-month period ended September 30, 2002 and for the year ended December 31, 2001 do not include Bangkok Crystal Co., Ltd. and consolidated financial statements for quarter and nine-month period ended September 30, 2001 do not include ITV PCL because the Bank has intention for temporary holding.

2.3 Significant change in the Bank of Thailand's regulation

The Bank of Thailand ("BOT") has issued the notification dated February 18, 2002 regarding the worthless or irrecoverable assets or assets with doubtful in value or irrecoverability of the commercial banks rescinded its requirement for the Bank to write-off loans classified as doubtful loss and related allowance for doubtful accounts for the accounts which the allowance has fully provided for at 100% according to the BOT's notification dated September 21, 1999 regarding the requirement for the commercial banks to write off bad debts. The Bank has considered recording the loans and related allowance for doubtful accounts for the loans classified as doubtful loss which had been written-off, as a written-back in the consolidated and the Bank's balance sheet as at September 30, 2002 amounted to Baht 35,260.0 million and Baht 35,112.0 million, respectively, to conform to such notification (see Note 4.1.2, 4.3.1 and 4.4).

In addition, such notification allowed commercial banks and financial institutions to reserve for assets which are classified as normal and special mention at the rate of 1 percent and 2 percent, respectively or at the lower rate which is calculated from the average rate of the previous four quarters that the assets classified as normal or special mention actually change the status to become substandard, doubtful, doubtful of loss and loss.

2.4 The consolidated financial statements include the adjustments for which the subsidiary companies do not record as follows:

Baht : Million

	THE CONSOLIDATED FINANCIAL STATEMENTS		
	As at September 30, 2002	As at December 31, 2001	As at September 30, 2001
Provision for doubtful debts of subsidiaries and associated companies	200	419	653
Deferred loss on the application of the managed float exchange system of a subsidiary	-	-	33
	For the nine-month ended September 30, 2002	**For the year ended December 31, 2001**	**For the nine-month ended September 30, 2001**
Bad debt and doubtful accounts (reverse)	(219)	(234)	-

Baht : Million

	THE BANK'S FINANCIAL STATEMENTS		
	As at September 30, 2002	As at December 31, 2001	As at September 30, 2001
Provision for doubtful debts and loss from deferred transactions of subsidiaries and associated companies effecting decrease in investments	200	419	686
	For the nine-month ended September 30, 2002	**For the year ended December 31, 2001**	**For the nine-month ended September 30, 2001**
Bad debt and doubtful accounts (reverse) effecting decrease in equity interest in subsidiaries and associated companies	(219)	(234)	-

3. SIGNIFICANT ACCOUNTING POLICIES AND ACCOUNTING CHANGES

The Bank and subsidiaries adopt accounting standards and calculation method in the interim financial statements consistent with the most recent annual financial statements, except for the change in estimation of recording allowance for doubtful account of The Book Club Finance Public Company Limited. Before 2002, The Book Club Finance Public Company Limited provided allowance for doubtful accounts for normal loans at 1% of balance after deducting collateral.

Since 2002, The Book Club Finance Public Company Limited elected to record allowance for doubtful account for normal loans at the rate lower than 1% of balance after deducting collateral according to the BOT guideline dated February 18, 2002 regarding bad and doubtful assets as described in Note 2.3 to the interim financial statements.

The change in such estimation is not significantly decreased in allowance for doubtful accounts of normal loans as at September 30, 2002.

4. ADDITIONAL INFORMATION

4.1 Supplemental disclosures of cash flows information

4.1.1 Cash paid for interest and income tax for the nine-month period ended September 30 are as follows:

				Baht : Million
	THE CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2002	**2001**	**2002**	**2001**
Interest	10,127	13,028	10,045	12,899
Income tax	278	234	124	70

4.1.2 Non-cash items are as follows:

For the nine-month period ended September 30, 2002, the unrealized gain from securities valuation presented as part of shareholders' equity has increased by Baht 1,147.6 million, in both consolidated financial statements and the Bank's financial statements (September 30, 2001 : increased by Baht 100.7 million).

For the nine-month period ended September 30, 2002, the Bank's subordinated convertible bond of Baht 21.2 million (September 30, 2001 : Baht 20.0 million) were converted to be ordinary shares.

For the nine-month period ended September 30, 2002, the Bank's convertible preferred shares of Baht 1,252.9 million (September 30, 2001 : Baht 1,073.3 million) were converted to be ordinary shares.

For the nine-month period ended September 30, 2002, the Bank's property foreclosed acquired from debt repayments increased by Baht 1,403.7 million in the consolidated financial statements (September 30, 2001: increased by Baht 2,862.0 million) and Baht 1,326.4 million in the Bank's financial statements (September 30, 2001 : increased by Baht 2,708.8 million).

For the nine-month period ended September 30, 2002 the Bank has received securities from debt restructuring process and recorded as available-for-sale securities, general investments and held-to-maturity securities of Baht 143.4 million, Baht 175.7 million and Baht 7.1 million, respectively.

For the nine-month period ended September 30, 2002, the Bank has considered recording Baht 35,260.0 million and Baht 35,112.0 million, respectively, of loans and related allowance for doubtful accounts for the loans classified as doubtful loss which had been written-off, as a written-back in the consolidated financial statements and the Bank's financial statements in order to conform with the BOT's notification dated February 18, 2002, regarding worthless or irrecoverable assets with doubtful value of recovery (see Note 2.3, 4.3.1 and 4.4).

For the nine-month period ended September 30, 2002, the Bank has transferred sub-quality assets to TAMC of Baht 3,560.5 million (net of the related allowance for doubtful accounts of Baht 957.3 million) in the consolidated financial statements and the Bank's financial statements. The Bank has the right against the promissory note for transferring such assets and recorded it as held-to-maturity securities of Baht 3,560.5 million in the consolidated financial statements and the Bank's financial statements (see Notes 4.2.1, 4.3.3 and 4.7).

4.2 Investment in securities

4.2.1 As at September 30, 2002 and December 31, 2001, the Bank classified its investments in securities as follows:

				Baht : Million
	THE CONSOLIDATED FINANCIAL STATEMENTS			
	September 30, 2002		December 31, 2001	
	Cost/ Amortized cost	Fair Value	Cost/ Amortized cost	Fair Value
Short-term investments				
Securities for trading				
Government and state enterprise debt securities	11,836	11,850	2,557	2,564
Corporate debt securities	592	606	1,476	1,096
Domestic equity securities	192	215	19	33
Total	12,620	12,671	4,052	3,693
Add (less) Allowance for revaluation of investments	51	-	(359)	-
Total	12,671	12,671	3,693	3,693
Available-for-sale securities				
Government and state enterprise debt securities	6,845	6,867	7,261	7,389
Corporate debt securities	168	171	1,290	1,301
Foreign debt securities	5,272	5,251	6,478	6,481
Domestic equity securities	30	27	32	28
Other debt securities	64	67	34	33
Total	12,379	12,383	15,095	15,232
Add Allowance for revaluation of investments	8	-	139	-
Less Allowance for impairment of investments	(4)	-	(2)	-
Total	12,383	12,383	15,232	15,232
Held-to-maturity securities				
Government and state enterprise debt securities	20	20	146	146
Corporate debt securities	41	29	46	34
Foreign debt securities	17,905	17,905	5,082	5,082
Total	17,966	17,954	5,274	5,262
Less Allowance for impairment of investments	(12)	-	(12)	-
Total	17,954	17,954	5,262	5,262
Total short-term investments-net	43,008	43,008	24,187	24,187

Baht : Million

	THE CONSOLIDATED FINANCIAL STATEMENTS			
	September 30, 2002		December 31, 2001	
	Cost/ Amortized cost	Fair Value	Cost/ Amortized cost	Fair Value
Long-term investments				
Available-for-sale securities				
Government and state enterprise debt securities	19,514	21,717	21,143	23,707
Corporate debt securities	1,263	1,138	1,412	1,282
Foreign debt securities	10,580	10,943	9,484	9,697
Domestic equity securities	4,879	6,155	4,422	4,300
Foreign equity securities	2	2	2	3
Other debt securities	3,896	2,876	4,067	2,920
Total	40,134	42,831	40,530	41,909
Add Allowance for revaluation of investments	5,134	-	3,920	-
Less Allowance for impairment of investments	(2,437)	-	(2,541)	-
Total	42,831	42,831	41,909	41,909
Held-to-maturity securities				
Government and state enterprise debt securities	51,136	53,250	47,898	49,108
Corporate debt securities	1,780	1,586	1,780	1,065
Foreign debt securities	771	771	-	-
Total	53,687	55,607	49,678	50,173
Less Allowance for impairment of investments	(26)	-	(15)	-
Total	53,661	55,607	49,663	50,173
General investments				
Domestic non-marketable equity securities	3,407	2,916	4,080	2,805
Foreign non-marketable equity securities	913	943	114	105
Total	4,320	3,859	4,194	2,910
Less Allowance for impairment of investments	(2,257)	-	(2,369)	-
Total	2,063	3,859	1,825	2,910
Total long-term investments-net	98,555	102,297	93,397	94,992

Baht : Million

	THE BANK'S FINANCIAL STATEMENTS			
	September 30, 2002		December 31, 2001	
	Cost/ Amortized cost	Fair Value	Cost/ Amortized cost	Fair Value
Short-term investments				
Securities for trading				
Government and state enterprise debt securities	11,727	11,735	2,375	2,377
Corporate debt securities	549	560	1,381	1,052
Domestic equity securities	19	42	19	33
Total	12,295	12,337	3,775	3,462
Add (less) Allowance for revaluation of investments	42	-	(313)	-
Total	12,337	12,337	3,462	3,462
Available-for-sale securities				
Government and state enterprise debt securities	6,767	6,789	4,623	4,749
Corporate debt securities	161	163	1,290	1,301
Foreign debt securities	5,272	5,251	6,478	6,481
Total	12,200	12,203	12,391	12,531
Add Allowance for revaluation of investments	7	-	142	-
Less Allowance for impairment of investments	(4)	-	(2)	-
Total	12,203	12,203	12,531	12,531
Held-to-maturity securities				
Foreign debt securities	17,905	17,905	5,081	5,081
Total	17,905	17,905	5,081	5,081
Total short-term investments-net	42,445	42,445	21,074	21,074
Long-term investments				
Available-for-sale securities				
Government and state enterprise debt securities	18,789	20,960	20,409	22,939
Corporate debt securities	1,569	1,443	1,698	1,568
Foreign debt securities	10,580	10,943	9,484	9,697
Domestic equity securities	4,214	5,523	4,200	4,119
Foreign equity securities	2	2	2	4
Other debt securities	3,177	2,182	3,415	2,281
Total	38,331	41,053	39,208	40,608
Add Allowance for revaluation of investments	5,159	-	3,941	-
Less Allowance for impairment of investments	(2,437)	-	(2,541)	-
Total	41,053	41,053	40,608	40,608
Held-to-maturity securities				
Government and state enterprise debt securities	50,526	52,634	47,359	48,574
Corporate debt securities	1,373	1,187	1,363	673
Other debt securities	771	771	-	-
Total	52,670	54,592	48,722	49,247

				Baht : Million
	THE BANK'S FINANCIAL STATEMENTS			
	September 30, 2002		December 31, 2001	
	Cost/ Amortized cost	Fair Value	Cost/ Amortized cost	Fair Value
General investments				
Domestic equity non-marketable securities	3,492	3,022	4,122	2,899
Foreign equity non-marketable securities	912	943	62	53
Total	4,404	3,965	4,184	2,952
Less Allowance for impairment of investments	(2,236)	-	(2,317)	-
Total	2,168	3,965	1,867	2,952
Total long-term investments-net	95,891	99,610	91,197	92,807

As at September 30, 2002 and December 31, 2001, the Bank classified the right of the Bank against the promissory note which is given by the Thai Asset Management Corporation (TAMC) upon entering into the Asset Transfer Agreement in order to transfer impaired assets of the Bank and its subsidiary, as held-to-maturity debt securities - government and state enterprise debt securities of Baht 11,503.1 million (December 31, 2001 : Baht 7,942.6 million) in the consolidated financial statements and of Baht 11,075.5 million (December 31, 2001 : Baht 7,515.0 million) in the Bank's financial statements (see Notes 4.1.2, 4.3.3 and 4.7).

4.2.2 Investments in subsidiaries and associated companies are as follows:

					Baht : Million
		THE CONSOLIDATED FINANCIAL STATEMENTS			
			September 30, 2002		
Company	Type of Business	Type of share	Ownership (%)	Cost Method	Equity Method
Subsidiary Companies					
Services					
SCB Advisory Service Co., Ltd.	Services	Ordinary	100.0	10.0	10.0
SCB Research Institute Co., Ltd.	Services	Ordinary	65.0	14.8	8.6
Associated Companies					
Finance & Insurance					
The Siam Industrial Credit PCL.	Finance	Ordinary	46.2	1,249.9	1,317.9
The Book Club-Hudson Advisors Co., Ltd.	Finance	Ordinary	40.0	2.8	-
Siam Commercial New York Life Insurance PCL.	Life Insurance	Ordinary	25.0	133.2	113.5
SCB Leasing PCL.	Leasing	Ordinary	37.6	39.8	65.9
SCB Asset Management Co., Ltd.	Mutual Fund	Ordinary	32.0	46.4	59.4
Vina Siam Bank (Vietnam)	Banking	Ordinary	33.0	159.2	256.1
Siam Panich Leasing PCL.	Leasing	Ordinary	22.4	1,103.9	996.4
Services					
Siam Niti Law Office Co., Ltd.	Consultant	Ordinary	49.0	8.1	14.2
Siam Children Care Co., Ltd.	Care For Children	Ordinary	30.0	1.5	-
Real Estate					
Christiani & Nielsen (Thai) PCL.	Construction	Ordinary	42.3	159.1	-

Baht : Million

Company	Type of Business	Type of share	Ownership (%)	Cost Method	Equity Method
			THE CONSOLIDATED FINANCIAL STATEMENTS September 30, 2002		
Associated Companies (continued)					
Others					
Siam Sanwa International Co., Ltd.	Holding	Ordinary	49.9	4.4	4.3
Nobleclear Holding (BVI) Ltd.	Holding	Ordinary	46.9	-	-
Saturn Inc.	Holding	Ordinary	24.9	161.9	273.3
SCB Biotech Co., Ltd.	Holding	Ordinary	35.0	35.8	-
Total				3,130.8	3,119.6
Less Allowance for impairment of investments				(971.6)	-
Total investments in subsidiary and associated companies-net				2,159.2	3,119.6

Baht : Million

Company	Type of Business	Type of share	Ownership (%)	Cost Method	Equity Method
			THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2001		
Subsidiary Company					
Services					
SCB Advisory Service Co., Ltd.	Services	Ordinary	100.0	10.0	10.0
Associated Companies					
Finance & Insurance					
The Siam Industrial Credit PCL.	Finance	Ordinary	47.2	1,249.9	1,105.4
Siam Commercial New York Life Insurance PCL.	Life Insurance	Ordinary	25.0	133.2	121.5
SCB Leasing PCL.	Leasing	Ordinary	37.6	39.8	57.1
Business Venture Promotion Co., Ltd.	Finance	Ordinary	32.5	39.0	26.2
SCB Asset Management Co., Ltd.	Mutual Fund	Ordinary	32.0	46.4	102.9
Vina Siam Bank (Vietnam)	Banking	Ordinary	25.0	92.3	199.1
Siam Panich Leasing PCL.	Leasing	Ordinary	22.4	1,103.9	862.8
Services					
Siam Niti Law Office Co., Ltd.	Consultant	Ordinary	49.0	8.1	11.1
Siam Children Care Co., Ltd.	Care For Children	Ordinary	30.0	1.5	-
Real Estate					
Christiani & Nielsen (Thai) PCL.	Construction	Ordinary	42.3	159.1	-
Others					
Siam Sanwa International Co., Ltd.	Holding	Ordinary	49.9	4.4	3.7
Thai Hoya Lens Co., Ltd.	Industry	Ordinary	20.0	11.4	27.3
Nobleclear Holding (BVI) Ltd.	Holding	Ordinary	46.9	-	-
Saturn Inc.	Holding	Ordinary	24.9	161.9	381.0
SCB Biotech Co., Ltd.	Holding	Ordinary	35.0	41.5	-
Total				3,102.4	2,908.1
Less Allowance for impairment of investments				(968.7)	-
Total investments in subsidiary and associated companies-net				2,133.7	2,908.1

Baht : Million

Company	Type of Business	Type of share	THE BANK'S FINANCIAL STATEMENTS September 30, 2002 Ownership (%)	Cost Method	Equity Method
Subsidiary Companies					
Finance & Insurance					
Chatuchak Assets Management Co., Ltd.	Finance	Ordinary	100.0	6,000.0	4,722.9
Cambodian Commercial Bank Ltd. (Cambodia)	Banking	Ordinary	100.0	634.3	627.6
SCB Securities Co., Ltd.	Securities	Ordinary	99.9	1,637.4	1,398.5
The Book Club Finance PCL.	Finance	Ordinary and preferred	89.8	2,545.0	764.4
The Samaggi Insurance PCL.	Insurance And Assurance	Ordinary	58.5	454.6	836.6
Services					
SCB Advisory Service Co., Ltd.	Services	Ordinary	100.0	10.0	10.0
SCB Business Services Co., Ltd.	Services	Ordinary	100.0	56.5	75.7
SCB Training Centre Co., Ltd.	Services	Ordinary	100.0	346.9	251.4
Oreo Realty Inc. (United States of America)	Services	Ordinary	100.0	-	-
Siam Pitiwat Co., Ltd.	Services	Ordinary	99.9	9.9	16.0
SCB Research Institute Co., Ltd.	Services	Ordinary	65.0	14.8	8.6
Sub Sri Thai Warehouse PCL.	Warehouse	Ordinary	58.3	146.9	294.9
Real Estate					
SCB Resolution Corporation Co., Ltd.	Real Estate	Ordinary	100.0	20.0	61.8
Mahisorn Co., Ltd.	Real Estate	Ordinary	100.0	2,141.6	465.0
Thai International Property Development Co., Ltd.	Real Estate	Ordinary	99.9	-	0.4
Others					
Astrakhan Investment Ltd. (Hongkong)	Holding	Ordinary	99.9	1.5	304.1
Techno Holding Co., Ltd.	Holding	Ordinary	80.0	-	1.8
Associated Companies					
Finance & Insurance					
The Siam Industrial Credit PCL.	Finance	Ordinary	46.2	1,249.9	1,317.9
The Book Club-Hudson Advisors Co., Ltd.	Finance	Ordinary	40.0	2.8	-
Siam Commercial New York Life Insurance PCL.	Life Insurance	Ordinary	25.0	133.2	113.5
SCB Leasing PCL.	Leasing	Ordinary	37.6	39.8	65.9
SCB Asset Management Co., Ltd.	Mutual Fund	Ordinary	32.0	46.4	59.4
Vina Siam Bank (Vietnam)	Banking	Ordinary	33.0	159.2	256.1
Siam Panich Leasing PCL.	Leasing	Ordinary	22.4	1,103.9	996.4
Services					
Siam Niti Law Office Co., Ltd.	Consultant	Ordinary	49.0	8.1	14.2
Siam Children Care Co., Ltd.	Care For Children	Ordinary	30.0	-	-
Real Estate					
Christiani & Nielsen (Thai) PCL.	Construction	Ordinary	42.3	159.1	-

Baht : Million

Company	Type of Business	Type of share	Ownership (%)	Cost Method	Equity Method
		THE BANK'S FINANCIAL STATEMENTS September 30, 2002			
Associated Companies (Continued)					
Others					
Siam Sanwa International Co., Ltd.	Holding	Ordinary	49.9	4.4	4.3
Nobleclear Holding (BVI) Ltd.	Holding	Ordinary	46.9	-	-
Saturn Inc.	Holding	Ordinary	24.9	84.6	191.5
SCB Biotech Co., Ltd.	Holding	Ordinary	35.0	-	-
Total				17,010.8	12,858.9
Less Allowance for impairment of investments				(3,947.8)	-
Total investments in subsidiaries and associated companies - net				13,063.0	12,858.9

Baht : Million

Company	Type of Business	Type of share	Ownership (%)	Cost Method	Equity Method
		THE BANK'S FINANCIAL STATEMENTS December 31, 2001			
Subsidiary Companies					
Finance & Insurance					
Chatuchak Assets Management Co., Ltd.	Finance	Ordinary	100.0	6,000.0	4,886.4
Cambodian Commercial Bank Ltd. (Cambodia)	Banking	Ordinary	100.0	634.3	598.9
SCB Securities Co., Ltd.	Securities	Ordinary	99.9	1,637.4	1,167.7
The Book Club Finance PCL.	Finance	Ordinary and preferred	89.8	2,545.0	855.8
The Samaggi Insurance PCL.	Insurance and assurance	Ordinary	58.5	326.7	723.5
Services					
SCB Advisory Service Co., Ltd.	Services	Ordinary	100.0	10.0	10.0
SCB Business Services Co., Ltd.	Services	Ordinary	100.0	56.5	69.8
SCB Training Centre Co., Ltd.	Services	Ordinary	100.0	346.9	258.1
Oreo Realty Inc. (United States of America)	Services	Ordinary	100.0	-	-
Siam Appraisal and Service Co., Ltd.	Services	Ordinary	99.9	3.6	0.6
Siam Pitiwat Co., Ltd.	Services	Ordinary	99.9	4.0	7.7
SCB Research Institute Co., Ltd.	Services	Ordinary	65.0	24.6	34.0
Sub Sri Thai Warehouse PCL.	Warehouse	Ordinary	58.3	146.9	298.5
Real Estate					
SCB Resolution Corporation Co., Ltd.	Real Estate	Ordinary	100.0	20.0	65.2
Mahisorn Co., Ltd.	Real Estate	Ordinary	100.0	2,141.6	451.0
Thai International Property Development Co., Ltd.	Real Estate	Ordinary	99.9	-	0.4
Others					
Astrakhan Investment Ltd. (Hongkong)	Holding	Ordinary	99.9	1.5	396.6
Techno Holding Co., Ltd.	Holding	Ordinary	80.0	-	-

Baht : Million

Company	Type of Business	Type of share	THE BANK'S FINANCIAL STATEMENTS December 31, 2001 Ownership (%)	Cost Method	Equity Method
Associated Companies					
Finance & Insurance					
The Siam Industrial Credit PCL.	Finance	Ordinary	47.2	1,249.9	1,105.4
Siam Commercial New York Life Insurance PCL.	Life Insurance	Ordinary	25.0	133.2	121.5
SCB Leasing PCL.	Leasing	Ordinary	37.6	39.8	57.1
Business Venture Promotion Co., Ltd.	Finance	Ordinary	32.5	39.0	26.2
SCB Asset Management Co., Ltd.	Mutual Fund	Ordinary	32.0	46.4	102.9
Vina Siam Bank (Vietnam)	Banking	Ordinary	25.0	92.3	199.1
Siam Panich Leasing PCL.	Leasing	Ordinary	22.4	1,103.9	862.8
Services					
Siam Niti Law Office Co., Ltd.	Consultant	Ordinary	49.0	8.1	11.1
Siam Children Care Co., Ltd.	Care For Children	Ordinary	30.0	-	-
Real Estate					
Christiani & Nielsen (Thai) PCL.	Construction	Ordinary	42.3	159.1	-
Others					
Siam Sanwa International Co., Ltd.	Holding	Ordinary	49.9	4.4	3.7
Thai Hoya Lens Co., Ltd.	Industry	Ordinary	20.0	11.4	27.3
Nobleclear Holding (BVI) Ltd.	Holding	Ordinary	46.9	-	-
Saturn Inc.	Holding	Ordinary	24.9	84.6	194.8
SCB Biotech Co., Ltd.	Holding	Ordinary	35.0	-	-
Total				16,871.1	12,536.1
Less Allowance for impairment of investments				(3,954.2)	-
Total investments in subsidiaries and associated companies - net				12,916.9	12,536.1

The Bank received shares transferred from troubled debt restructuring. As at September 30, 2002 and December 31, 2001 are as follows :

	September 30, 2002 % of paid- up share capital	December 31, 2001 % of paid- up share capital
Available-for-sale securities		
Nawarat Pattanakarn PCL.	-	35.8
General securities		
Bangkok Crystal Co., Ltd.	75.1	75.1
Sri-U-Thong Co., Ltd.	42.1	42.3
S.G. Land Co., Ltd.	34.0	-
Thai Baroda Industry Co., Ltd.	31.3	-
Nawa 84 Co., Ltd.	25.0	-
CBNP (Thailand) Co., Ltd.	20.8	-

The Bank did not record the above securities as investment in subsidiaries and associated companies due to the Bank's intention to hold such investments temporarily.

Information about financial position and results of operations which is summarized from the financial statements of subsidiary companies which are not included in the consolidated financial statements are as follows:

Baht : Million

	As at September 30, 2002 "Unaudited"			As at December 31, 2001 "Audited"		
	Total Assets	Total Liabilities	Shareholders' Equity	Total Assets	Total Liabilities	Shareholders' Equity
Siam Commercial Development Co., Ltd.	26.7	0.2	26.5	347.4	0.1	347.3
Suthakarn Co., Ltd.	5.6	0.1	5.5	11.2	0.0	11.2
Thai Manpower Development Co., Ltd.	0.7	-	0.7	1.0	0.1	0.9
Prime Business Co., Ltd.	1.4	0.0	1.4	2.5	0.0	2.5
M&M Service Co., Ltd.	2.0	-	2.0	3.3	-	3.3
Sorathon Co., Ltd.	5.5	-	5.5	5.5	-	5.5
Satayu Co., Ltd.	0.0	20.3	(20.3)	0.0	19.6	(19.6)
Supapirom Co., Ltd.	2.0	-	2.0	2.0	-	2.0
SCB Advisory Service Co., Ltd.	8.2	0.0	8.2	8.2	0.0	8.2
SCB Research Institute Co., Ltd.	48.8	8.4	40.4	54.5	2.4	52.1
Oreo Realty Inc. (United States of America)	-	-	-	-	-	-
	100.9	29.0	71.9	435.6	22.2	413.4

Baht : Million

	For the nine-month periods ended September 30, 2002 "Unaudited"				September 30, 2001 "Unaudited"			
	Revenue	Expenses	Net income (loss)	Earnings (loss) per share (Baht)	Revenue	Expenses	Net income (loss)	Earnings (loss) per share (Baht)
Siam Commercial Development Co., Ltd.	0.8	321.6	(320.8)	(1,283.3)	0.8	0.0	0.8	3.2
Suthakarn Co., Ltd.	-	5.7	(5.7)	(5,694.6)	-	0.0	(0.0)	(30.0)
Thai Manpower Development Co., Ltd.	-	0.3	(0.3)	(28.9)	-	4.4	(4.4)	(443.1)
Prime Business Co., Ltd.	-	1.0	(1.0)	(2,041.4)	-	4.3	(4.3)	(8,530.8)
M&M Service Co., Ltd.	-	-	-	-	-	1.2	(1.2)	(1,180.1)
Sorathon Co., Ltd.	-	-	-	-	-	0.9	(0.9)	(919.3)
Satayu Co., Ltd.	-	0.7	(0.7)	734.5	0.0	0.8	(0.8)	(775.4)
Supapirom Co., Ltd.	-	-	-	-	-	-	-	-
SCB Advisory Service Co., Ltd.	-	-	-	-	1.9	0.6	1.3	12.9
SCB Research Institute Co., Ltd.	1.1	4.9	(3.8)	(0.8)	26.5	17.7	8.8	1.8
Oreo Realty Inc. (United States of America)	-	-	-	-	-	2.3	(2.3)	(23,046.5)
	1.9	334.2	(332.3)		29.2	32.2	(3.0)	

Investments in companies other than subsidiaries and associated companies, of which the Bank holds more than 10% of the paid-up capital in each company, classified by industries, were as follows:

Baht : Million

	THE CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	September 30, 2002	**December 31, 2001**	**September 30, 2002**	**December 31, 2001**
Banking and finance	2,886	2,848	2,451	2,511
Manufacturing	38	324	30	316
Entertainment and recreation	725	361	725	361
Other	348	364	348	364
	3,997	3,897	3,554	3,552

As at September 30, 2002 and December 31, 2001, government bonds classified as available-for-sale securities of Baht 590.0 million, were pledged with the Government Housing Bank in order to comply with its agreement.

As at September 30, 2002, a subsidiary pledged debt securities classified as held-to-maturity securities amounting to Baht 28.0 million at par value with a government agency.

The Bank and its subsidiaries, which are financial institutions, have investments in a number of securities in which there were problems concerning the companies' financial positions and operating results. The Bank has made a provision for diminution in value of securities equal to the amount by which the aggregate cost exceeds the aggregate market value as follows :

Baht : Million

	THE CONSOLIDATED FINANCIAL STATEMENTS					
	September 30, 2002			**December 31, 2001**		
	Cost	**Market Value**	**Amount of Provision**	**Cost**	**Market Value**	**Amount of Provision**
Finance companies ordered closed						
Common shares	1.4	-	1.4	1.4	-	1.4
Bonds	50.1	-	50.1	80.8	-	80.8
Finance companies controlled by and ordered by BOT to decrease and increase share capital						
Bonds	-	-	-	14.9	14.7	-
Listed companies identified for delisting						
Common shares	489.3	122.1	487.1	497.8	413.8	207.4
Bonds	38.4	21.4	19.0	70.1	16.5	54.2
Non-listed companies whose operating results in line with the listed companies identified for delisting and have going concern issue						
Common shares/Preferred shares	1,393.9	14.2	1,292.3	1,227.4	46.6	1,184.8
Bonds	32.2	16.2	22.4	35.0	25.8	11.9

Baht : Million

	THE BANK'S FINANCIAL STATEMENTS					
	September 30, 2002			December 31, 2001		
	Cost	Market Value	Amount of Provision	Cost	Market Value	Amount of Provision
Finance companies ordered closed						
Bonds	-	-	-	30.8	-	30.8
Listed companies identified for delisting						
Common shares	470.7	121.2	469.4	475.2	409.8	193.0
Bonds	9.0	9.0	-	38.5	3.3	35.2
Non-listed companies whose operating results in line with the listed companies identified for delisting and have going concern issue						
Common shares/Preferred shares	1,334.6	-	1,245.8	1,196.4	23.1	1,175.7

4.2.3 Disclosure of the statements of cash flows of Chatuchak Assets Management Co., Ltd.

In accordance with the BOT's letter number Sor Nor Sor Wor 53/2543 dated January 7, 2000, relating to the operation regulation of the asset management company ("AMC"), required the Bank to disclose the statements of cash flows of the AMC in the notes to the financial statements. The statements of cash flows of Chatuchak Assets Management Co., Ltd. are as follows:

Chatuchak Assets Management Co., Ltd.
Statements of cash flows
For the nine-month periods ended September 30,
"Unaudited"

Baht : Million

	2002	2001
Cash flows from operating activities		
Net income (loss)	(72.2)	66.8
Items to reconcile net income (loss) to net cash received (paid) from operating activities:		
Gain on sale of bond	-	(0.3)
Bad debt and doubtful accounts (reversal)	129.6	(3.4)
Amortization of premium and discount on investment	(14.3)	0.1
Income from operations before changes in operating assets and liabilities	43.1	63.2
Operating assets (increase) decrease		
Investment in receivables	49.8	10.2
Accrued interest receivables	(8.7)	(5.6)
Property foreclosed	1.1	-
Other assets	(0.9)	(3.8)
Operating liabilities increase (decrease)		
Other liabilities	(1.1)	(1.5)
Net cash provided by operating activities	83.3	62.5
Cash flows from investing activities		
Purchase of available-for-sales securities	(2,709.3)	(6,634.3)
Proceeds from sale of available-for sales securities	5,372.6	9,157.9
Net cash provided by financing activities	2,663.3	2,523.6
Net increase in cash and cash equivalents	2,746.6	2,586.1
Cash and cash equivalents as at January 1,	6.0	6.2
Cash and cash equivalents as at September 30,	2,752.6	2,592.3

4.3 Loans and Troubled debt restructuring

4.3.1 Loan Receivables

As at September 30, 2002, the Bank and its subsidiary has considered recording Baht 35,260.0 million and Baht 35,112.0 million of loans and related allowance for doubtful accounts for the loans classified as doubtful loss as a written-back in the consolidated and the Bank's balance sheet in order to conform with the BOT's notification dated February 18, 2002, regarding worthless or irrecoverable assets with doubtful value of recovery (see Notes 2.3, 4.1.2 and 4.4). Such loans had been previously written off in accordance with the BOT's notification dated September 21, 1999 regarding the requirement for the commercial bank to write off the bad debts.

The following pro forma information is provided to present the effects had the aforementioned loans and related allowance for doubtful accounts been recorded in the consolidated and Bank's financial statements for the year ended December 31, 2001, for comparison to the consolidated and the Bank's financial statements for the nine-month period ended September 30, 2002.

4.3.1.1 Classified by product :

Baht : Million

	THE CONSOLIDATED FINANCIAL STATEMENTS			THE BANK'S FINANCIAL STATEMENTS		
	December 31, 2001 (As Reported)	Adjustments (If Recorded)	December 31, 2001 Adjusted (If Recorded)	December 31, 2001 (As Reported)	Adjustments (If Recorded)	December 31, 2001 Adjusted (If Recorded)
Overdrafts	64,801	-	64,801	64,801	-	64,801
Loans	351,392	33,915	385,307	349,436	33,915	383,351
Bills	37,995	254	38,249	36,822	254	37,076
Others	5,757	-	5,757	5,208	-	5,208
Total	459,945	34,169	494,114	456,267	34,169	490,436
Add Accrued interest receivables	2,405	388	2,793	2,250	388	2,638
Less Allowance for doubtful accounts	(17,852)	(34,557)	(52,409)	(15,766)	(34,557)	(50,323)
Allowance for valuation adjustment from debt restructuring	(8,087)	-	(8,087)	(7,769)	-	(7,769)
Total	436,411	-	436,411	434,982	-	434,982

4.3.1.2 Classified by business type :

Baht : Million

	THE CONSOLIDATED FINANCIAL STATEMENTS			THE BANK'S FINANCIAL STATEMENTS		
	December 31, 2001 (As Reported)	Adjustments (If Recorded)	December 31, 2001 Adjusted (If Recorded)	December 31, 2001 (As Reported)	Adjustments (If Recorded)	December 31, 2001 Adjusted (If Recorded)
Agriculture and mining	13,262	1,200	14,462	13,115	1,200	14,315
Manufacturing and commercial	210,302	15,377	225,679	206,804	15,377	222,181
Real estate and construction	81,527	6,410	87,937	83,847	6,410	90,257
Utilities and services	50,275	7,330	57,605	49,046	7,330	56,376
Housing loans	97,133	3,677	100,810	96,680	3,677	100,357
Others	7,446	175	7,621	6,775	175	6,950
Total	459,945	34,169	494,114	456,267	34,169	490,436
Accrued interest receivables	2,405	388	2,793	2,250	388	2,638
Total	462,350	34,557	496,907	458,517	34,557	493,074

4.3.2 Troubled debt restructuring

The consolidated and the Bank's financial statements for the nine-month periods ended September 30, 2002 and 2001, include the result of various types of troubled debt restructuring including transfer of assets and equity securities, changes in repayment condition, and mixed types as follows:

Baht : Million

THE CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2002

	The Outstanding Debts		Transferred Assets	
Types of Restructuring	**No. of Companies**	**Before Restructuring**	**Types**	**Fair Value**
Debt restructuring in various forms	943	13,485.0	Immovable properties and shares	61.5
Changes of repayment conditions	4,660	11,439.1		
Total	5,603	24,924.1		

Baht : Million

THE CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2001

	The Outstanding Debts		Transferred Assets	
Types of Restructuring	**No. of Companies**	**Before Restructuring**	**Types**	**Fair Value**
Debt restructuring in various forms	1,189	20,792.4	Immovable properties and shares	1,354.2
Changes of repayment conditions	2,462	6,215.6		
Total	3,651	27,008.0		

Baht : Million

THE BANK'S FINANCIAL STATEMENTS

September 30, 2002

	The Outstanding Debts		Transferred Assets	
Types of Restructuring	**No. of Companies**	**Before Restructuring**	**Types**	**Fair Value**
Debt restructuring in various forms	916	13,038.0	Immovable properties and shares	48.8
Changes of repayment conditions	4,628	10,748.4		
Total	5,544	23,786.4		

Baht : Million

THE BANK'S FINANCIAL STATEMENTS

September 30, 2001

	The Outstanding Debts		Transferred Assets	
Types of Restructuring	**No. of Companies**	**Before Restructuring**	**Types**	**Fair Value**
Debt restructuring in various forms	1,165	20,100.5	Immovable properties and shares	1,338.1
Changes of repayment conditions	2,437	5,353.9		
Total	3,602	25,454.4		

For the nine-month period ended September 30, 2002, the Bank has outstanding debts after restructuring of Baht 24,278.5 million (September 30, 2001: Baht 23,846.4 million) in the consolidated financial statements and Baht 23,208.5 million (September 30, 2001 : Baht 22,309.9 million) in the Bank's financial statements.

As at September 30, 2002, the Bank has outstanding loans to the restructured debtors and accrued interest of Baht 148,282.0 million (December 31, 2001 : Baht 163,472.6 million) in the consolidated financial statements and Baht 144,833.6 million (December 31, 2001 : Baht 160,029.1 million) in the Bank's financial statements.

Information relating to restructured debtors for the nine-month periods ended September 30, 2002 and 2001 are as follows:

Baht : Million

	THE CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2002	2001	2002	2001
Interest income recognition in the statement of income	4,825.7	4,438.6	4,718.3	4,299.5
Loss from debt restructuring recognition in the statement of income	584.1	1,807.4	529.1	1,806.4
Cash collection	6,907.9	7,445.6	6,622.5	7,028.5
Additional loans to restructured debtors	168.1	4.1	168.1	4.1

4.3.3 Sales of loan receivables

For the nine-month period ended September 30, 2002 and for the year ended December 31, 2001 the Bank and its subsidiary transferred a portion of sub-quality assets with a book value of Baht 3,560.5 million and Baht 7,477.3 million, respectively (net of allowance for doubtful of Baht 957.3 million and Baht 6,062.1 million, respectively) to TAMC according to the Asset Transfer Agreement. In addition, Chatuchak Assets Management Co., Ltd., which is Bank's subsidiary, also transferred sub-quality assets with a book value of Baht 498.7 million (net of allowance for doubtful of Baht 340.9 million) to the TAMC. The Bank and its subsidiary have not received the promissory notes for transferring such assets because it is in the process of reviewing and considering the information by TAMC (see Notes 4.1.2, 4.2.1 and 4.7).

4.4 Allowance for doubtful accounts

Baht : Million

THE CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2002

	Normal	Special Mention	Substandard	Doubtful	Doubtful Loss	General	Total
Beginning balance	2,037	157	834	4,440	743	9,641	17,852
Bad debt and doubtful accounts	(171)	(49)	165	(1,591)	5,694	3,800	7,848
Bad debt recovered	-	-	-	-	306	-	306
Bad debt written off	-	-	-	-	(2,866)	-	(2,866)
Others	-	-	-	-	35,264	(274)	34,990
Ending balance	1,866	108	999	2,849	39,141	13,167	58,130

Baht : Million

THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001

	Normal	Special Mention	Substandard	Doubtful	Doubtful Loss	General	Total
Beginning balance	2,106	348	1,459	2,794	716	10,215	17,638
Bad debt and doubtful accounts	(69)	(191)	(625)	1,646	8,568	(5,246)	4,083
Bad debt recovered	-	-	-	-	1,115	-	1,115
Bad debt written off	-	-	-	-	(9,823)	-	(9,823)
Others	-	-	-	-	167	4,672	4,839
Ending balance	2,037	157	834	4,440	743	9,641	17,852

Baht : Million

THE BANK'S FINANCIAL STATEMENTS

September 30, 2002

	Normal	Special Mention	Substandard	Doubtful	Doubtful Loss	General	Total
Beginning balance	2,007	154	834	4,357	-	8,414	15,766
Bad debt and doubtful accounts	(144)	(47)	161	(1,558)	5,609	3,629	7,650
Bad debt recovered	-	-	-	-	306	-	306
Bad debt written off	-	-	-	-	(2,864)	-	(2,864)
Others	-	-	-	-	35,112	44	35,156
Ending balance	1,863	107	995	2,799	38,163	12,087	56,014

Baht : Million

THE BANK'S FINANCIAL STATEMENTS

December 31, 2001

	Normal	Special Mention	Substandard	Doubtful	Doubtful Loss	General	Total
Beginning balance	2,072	348	1,459	2,777	-	8,501	15,157
Bad debt and doubtful accounts	(65)	(194)	(625)	1,580	8,354	(5,263)	3,787
Bad debt recovered	-	-	-	-	1,115	-	1,115
Bad debt written off	-	-	-	-	(9,592)	-	(9,592)
Others	-	-	-	-	123	5,176	5,299
Ending balance	2,007	154	834	4,357	-	8,414	15,766

Revaluation allowance for debt restructuring are as follows:

Baht : Million

	THE CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	September 30, 2002	December 31, 2001	September 30, 2002	December 31, 2001
Beginning balance	8,087.2	7,910.4	7,768.6	7,651.4
Increase during the year	534.4	176.8	97.7	117.2
Ending balance	8,621.6	8,087.2	7,866.3	7,768.6

In determining the extent of its non-performing loans, the Bank used the BOT criteria of non-payment of interest or principal for longer than three months from the date when interest or principal repayment was due. As of September 30, 2002, the Bank has non-performing loans (NPL) in the amount of Baht 81,807.5 million (December 31, 2001 : Baht 84,928.2 million), or 17.6 % (December 31, 2001 : 18.5 %) of total loans including loans to financial institutions, which were past due of interest or principal longer than three month based on each loan account.

The Bank classified its assets and made provision for loan loss according to the criteria specified in the BOT's Notification dated February 18, 2002 regarding worthless or irrecoverable assets or assets with doubtful value of recoverability (see Note 2.3). As of September 30, 2002, the Bank has loans classified as substandard, doubtful and doubtful loss, which consisted of principal amount, accrued interest receivable and other assets amounting to Baht 123,260.2 million (December 31, 2001 : Baht 108,679.4 million) or 24.5% (December 31, 2001 : 23.5%) of total classified loans. Such classified loans included the loans to financial institutions, which were past due of interest or principal longer than three months, based on each loan account including restructured loans.

Baht : Million

THE BANK'S FINANCIAL STATEMENTS
September 30, 2002

	Loan and accrued interest	Loan and accrued interest (net of collateral per BOT's guideline)	Allowance per BOT's Guideline %	Allowance per Requirement
Normal	356,739.9	186,288.8	1	1,862.9
Special Mention	10,919.2	5,374.0	2	107.5
Substandard	11,287.4	4,973.9	20	994.8
Doubtful	17,313.5	5,597.1	50	2,798.6
Doubtful Loss	93,032.5	38,163.5	100	38,163.5
	489,292.5	240,397.3		43,927.3
General Allowance				12,086.9
Total				56,014.2

Baht : Million

THE BANK'S FINANCIAL STATEMENTS
December 31, 2001

	Loan and accrued interest	Loan and accrued interest (net of collateral per BOT's guideline)	Allowance per BOT's Guideline %	Allowance per Requirement
Normal	332,448.9	204,863.4	1	2,007.3
Special Mention	18,521.3	8,001.6	2	153.9
Substandard	25,960.7	15,142.6	20	833.7
Doubtful	21,887.3	8,705.3	50	4,356.8
Doubtful Loss	59,698.4	-	100	-
	458,516.6	236,712.9		7,351.7
General Allowance				8,414.7
Total				15,766.4

As at September 30, 2002, the Bank has recorded allowance for doubtful accounts over the fully required amount according to the guideline of the BOT of Baht 12,086.9 million (December 31, 2001 : Baht 8,414.7 million) for any further deterioration in assets' quality which may incur.

As at September 30, 2002, Book Club Finance PCL and Chatuchak Asset Management Co., Ltd. which are subsidiaries, have non performing loans of Baht 2,669.6 million (December 31, 2001 : Baht 2,712.0 million). The details of their classified loans according to the criteria specified in the notification of the BOT are as follows :

Baht : Million

	September 30, 2002			
	Loan and accrued interest	**Loan and accrued interest (net of collateral per BOT's guideline)**	**Allowance per BOT's Guideline %**	**Allowance per Requirement**
Normal (see Notes 2.3 and 3)	4,589.9	3,642.1	0.08, 1	8.0
Special Mention	70.1	30.6	2	0.6
Substandard	240.1	160.2	20	32.0
Doubtful	220.8	205.6	50	102.8
Doubtful Loss	2,679.2	1,788.6	100	1,788.5
	7,800.1	5,827.1		1,931.9
Less Allowance for doubtful account transferred				(1,272.1)
Allowance per requirement				659.8
General Allowance				576.7
Total				1,236.5

Baht : Million

	December 31, 2001			
	Loan and accrued interest	**Loan and accrued interest (net of collateral per BOT's guideline)**	**Allowance per BOT's Guideline %**	**Allowance per Requirement**
Normal	4,378.2	3,582.9	1	33.6
Special Mention	267.3	201.4	2	4.0
Substandard	112.8	53.2	20	10.6
Doubtful	276.0	232.9	50	116.4
Doubtful Loss	3,012.8	1,951.3	100	1,993.1
	8,047.1	6,021.7		2,157.7
Less Allowance for doubtful account transferred				(1,508.8)
Allowance per requirement				648.9
General Allowance				125.8
Total				774.7

The Bank had loans and accrued interest with borrowers who subsequently developed problems in their financial positions and operating results, causing their loans to become classified assets. The Bank has made appropriate provisions for loan losses as follows :

Baht : Million

	THE CONSOLIDATED FINANCIAL STATEMENTS							
	September 30, 2002				December 31, 2001			
	No. of Companies	Loans and accrued interest income	Collateral	Amount of Provision	No. of Companies	Loans and accrued interest income	Collateral	Amount of Provision
Listed companies identified for delisting	22	4,184.7	1,581.4	1,762.6	23	3,646.2	1,386.1	1,267.8

Baht : Million

	THE BANK'S FINANCIAL STATEMENTS							
	September 30, 2002				December 31, 2001			
	No. of Companies	Loans Outstanding interest income	Collateral	Amount of Provision	No. of Companies	Loans Outstanding interest income	Collateral	Amount of Provision
Listed companies identified for delisting	16	3,969.8	1,573.7	1,435.2	17	3,408.8	1,363.2	1,042.0

4.5 Classified assets

The Bank, Book Club Finance PCL, and Chatuchak Assets Management Co., Ltd. have the classified assets which consist of loans including financial institutions and accrued interest income, investments, property foreclosed and other assets as follows:

Baht : Million

	THE CONSOLIDATED FINANCIAL STATEMENTS					
	September 30, 2002					
	Loans and accrued interest income	Loans to financial institution and accrued interest income	Investments	Property foreclosed	Other Assets	Total
Normal	357,290.1	11,422.4	-	-	-	368,712.5
Special Mentioned	10,972.9	130.0	-	-	-	11,102.9
Substandard	11,477.9	-	-	-	-	11,477.9
Doubtful	17,477.1	-	-	-	-	17,477.1
Doubtful Loss	94,784.8	7.3	9,883.9	1,888.7	40.3	106,605.0
	492,002.8	11,559.7	9,883.9	1,888.7	40.3	515,375.4

Baht : Million

	THE CONSOLIDATED FINANCIAL STATEMENTS					
	December 31, 2001					
	Loans and accrued interest income	Loans to financial institution and accrued interest income	Investments	Property foreclosed	Other Assets	Total
Normal	332,627.0	2,787.5	-	-	-	335,414.5
Special Mentioned	18,769.4	-	-	-	-	18,769.4
Substandard	26,020.8	-	-	-	-	26,020.8
Doubtful	22,149.0	-	-	-	-	22,149.0
Doubtful Loss	61,585.9	-	10,692.6	1,030.2	39.7	73,348.4
	461,152.1	2,787.5	10,692.6	1,030.2	39.7	475,702.1

Baht : Million

THE BANK'S FINANCIAL STATEMENTS
September 30, 2002

	Loans and accrued interest income	Loans to financial institution and accrued interest income	Investments	Property foreclosed	Other Assets	Total
Normal	356,739.9	11,422.4	-	-	-	368,162.3
Special Mentioned	10,919.2	130.0	-	-	-	11,049.2
Substandard	11,287.4	-	-	-	-	11,287.4
Doubtful	17,313.5	-	-	-	-	17,313.5
Doubtful Loss	93,032.5	7.3	9,883.9	1,866.5	40.3	104,830.5
	489,292.5	11,559.7	9,883.9	1,866.5	40.3	512,642.9

Baht : Million

THE BANK'S FINANCIAL STATEMENTS
December 31, 2001

	Loans and accrued interest income	Loans to financial institution and accrued interest income	Investments	Property foreclosed	Other Assets	Total
Normal	332,448.9	2,787.5	-	-	-	335,236.4
Special Mentioned	18,521.3	-	-	-	-	18,521.3
Substandard	25,960.7	-	-	-	-	25,960.7
Doubtful	21,887.3	-	-	-	-	21,887.3
Doubtful Loss	59,698.4	-	10,692.6	1,014.9	39.7	71,445.6
	458,516.6	2,787.5	10,692.6	1,014.9	39.7	473,051.3

4.6 Capital Funds

The Bank and the subsidiaries which are financial institutions are subject to various capital and regulatory requirements administered by the BOT. Under these capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank and the subsidiaries must satisfy specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities and certain off-balance-sheet items as calculated in accordance with regulatory accounting practices. The Bank's and the subsidiaries' capital amounts and classification are also subject to qualitative judgements by the BOT and as to components, risk weightings, and other factors. These capital and regulatory requirements are subject to change, as considered necessary by the BOT.

The Bank maintains its capital funds as a proportion of risk assets in accordance with the criteria, methodologies, and conditions prescribed by the Bank of Thailand. As at September 30, 2002 and December 31, 2001, the Bank's total capital funds can be categorized as follows:

Baht : Million

	THE BANK'S FINANCIAL STATEMENTS	
	September 30, 2002	December 31, 2001
Tier 1 Capital		
Issued and paid-up share capital	31,319	31,311
Premium on share capital	55,577	55,563
Legal reserve	695	695
Others	23,081	23,081
Net loss after appropriations	(62,063)	(62,467)
Total Tier 1 Capital	48,609	48,183
Tier 2 Capital		
Unrealized increment per assets appraisal	5,134	5,216
Subordinated convertible bonds	3,587	4,362
Subordinated notes	13,046	14,582
Allowance for classified assets of "normal" category and excess allowance	5,827	5,879
Total Tier 2 Capital	27,594	30,039
Less Investment in other financial institutions' Tier 2 Capital	(259)	(299)
Total Capital Funds	75,944	77,923
Total Capital / Total Risk Assets	16.6%	16.6%
Total Tier 1 Capital / Total Risk Assets	10.6%	10.3%
Total Tier 2 Capital / Total Risk Assets	6.0%	6.3%

4.7 Contingencies

Baht : Million

	THE CONSOLIDATED FINANCIAL STATEMENTS					
	September 30, 2002			December 31, 2001		
	Baht	Foreign Currency	Total	Baht	Foreign Currency	Total
Avals to bills	1,777	-	1,777	1,064	-	1.064
Guarantees of loans	309	1,503	1,812	358	3,399	3,757
Liability under unmatured import bills	264	2,610	2,874	255	3,004	3,259
Other guarantees	36,646	11,702	48,348	36,159	9,800	45,959
Letters of credit	584	7,461	8,045	827	7,986	8,813
Exchange rate contracts						
Bought	-	57,740	57,740	-	51,764	51,764
Sold	-	125,910	125,910	-	130,719	130,719
Interest rate contracts						
Bought	22,713	27,266	49,979	1,890	13,479	15,369
Sold	22,713	27,959	50,672	1,890	15,247	17,137
Amount of unused bank overdraft	59,627	129	59,756	59,551	124	59,675
Other	21	433	454	21	617	638
Total	144,654	262,713	407,367	102,015	236,139	338,154

Baht : Million

	THE BANK'S FINANCIAL STATEMENTS					
	September 30, 2002			December 31, 2001		
	Baht	Foreign Currency	Total	Baht	Foreign Currency	Total
Avals to bills	1,777	-	1,777	1,064	-	1,064
Guarantees of loans	309	1,503	1,812	358	3,399	3,757
Liability under unmatured import bills	264	2,610	2,874	255	3,004	3,259
Other guarantees	36,646	11,661	48,307	36,159	9,800	45,959
Letters of credit	584	7,438	8,022	827	7,903	8,730
Exchange rate contracts						
Bought	-	57,740	57,740	-	51,764	51,764
Sold	-	125,910	125,910	-	130,719	130,719
Interest rate contracts						
Bought	22,713	27,266	49,979	1,890	13,479	15,369
Sold	22,713	27,959	50,672	1,890	15,247	17,137
Amount of unused bank overdraft	59,627	-	59,627	59,551	-	59,551
Other	-	389	389	-	565	565
Total	144,633	262,476	407,109	101,994	235,880	337,874

As at September 30, 2002 and December 31, 2001, the Bank has contingencies in the same amount of Baht 338.2 million, in connection with finance companies whose operations were closed down permanently by the Ministry of Finance on December 8, 1997.

As at December 31, 2001, the Bank has intention to provide financial support to a subsidiary which is a financial institution in Thailand to continue as a going concern for at least 12 months.

On October 12, 2001, the Bank entered into an Asset Transfer Agreement with the Thai Asset Management Corporation ("TAMC"). Under the agreement, the Bank will transfer sub-quality assets including right over the collateral to TAMC at terms and conditions specified in the agreement. The price of transferred loans shall equal the value of the collateral which should not exceed the book value of such loans. The Bank and TAMC reserve the right to request for reappraisal under specified term. Once TAMC and the Bank agree with the price, the Bank will receive a non-negotiable promissory note from TAMC. The note matures in 10 years from issuing date with the interest rate calculated based on the average rate of deposits. The note is avaled by Financial Institution Development Fund (see Notes 4.1.2, 4.2.1 and 4.3.3).

The Bank and TAMC agreed to recognize any profits and losses from the management of the sub-quality assets at the end of the fifth and the tenth year starting from July 1, 2001. The profits and losses shall be calculated based on all accumulated asset recoveries on cash basis up to the date of calculation of such profits and losses less the transfer costs and other operating expenses incurred by TAMC including all interest paid by TAMC to the Bank. In addition, pursuant to the TAMC Decree B.E. 2544, in case when the profits are realized, the first portion of the profits, not exceeding 20% of the transferred price of sub-quality assets transferred to TAMC, will be allocated in half between TAMC and the Bank. The second portion of the profits will be given to the Bank. The two portions of the profits combined together shall not exceed the difference between the book value of sub-quality assets and transfer price of sub-quality assets transferred to TAMC. The residual amount of profit portion will be all given to TAMC. The Bank will take the first portion of losses, not exceeding 20% of the transferred price of sub-quality assets transferred to TAMC. The residual amount of the first portion of losses, not exceeding 20% of the transferred price of sub-quality assets transferred to TAMC, will be shared in half between TAMC and the Bank. The residual amount of the loss portions will be absorbed by TAMC.

4.8 Earning Per Share

Earning per share for the quarters ended September 30, 2002 and 2001, which have been unaudited are calculated as follows:

	Net Income		Weighted Average Number of Common Shares		Earning Per Share	
	2002 Million Baht	2001 Million Baht	2002 Million Shares	2001 Million Shares	2002 Baht	2001 Baht
Basic earning per share						
Net income	355	503	998	842	0.36	0.60
Effect of diluted equivalent ordinary shares						
Preferred shares	-	-	2,134	2,289		
Diluted earnings per share (Income available to ordinary shareholders plus assumed conversions of preferred shares and subordinated convertible bonds)	355	503	3,132	3,131	0.11	0.16

Earning per share for the nine-month periods ended September 30, 2002 and 2001, which have been undudited are calculated as follows:

	Net Income		Weighted Average Number of Common Shares		Earning Per Share	
	2002 Million Baht	2001 Million Baht	2002 Million Shares	2001 Million Shares	2002 Baht	2001 Baht
Basic earning per share						
Net income	1,046	1,607	950	791	1.10	2.03
Effect of diluted equivalent ordinary shares						
Preferred shares	-	-	2,181	2,340		
Diluted earnings per share (Income available to ordinary shareholders plus assumed conversions of preferred shares and subordinated convertible bonds)	1,046	1,607	3,131	3,131	0.33	0.51

As the Bank still has accumulated deficit, the participating right of the preferred shares has not been taken into consideration in calculating basic earnings per share for the quarters and nine-month periods ended September 30, 2002 and 2001.

4.9 Related-party transactions

The Bank has business transactions with related parties or persons as indicated below. Interest rate of staff loans under the staff welfare scheme is quoted in accordance with the Bank's regulations.

Interest rate and other pricing for other related parties are quoted at the same rate as in the normal business with the same business condition as general customers.

4.9.1 Loans and commitments to certain officers from the levels of departmental managers upward and the companies in which they or the Bank or the Bank's directors own at least 10% of each Company's paid-up capital are as follows:

Baht : Million

	THE CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	September 30, 2002	December 31, 2001	September 30, 2002	December 31, 2001
Companies with at least 10% ownership				
Loans				
Balance as at September 30, 2002 and December 31, 2001	21,976	22,246	25,794	26,207
Deposits				
Balance as at September 30, 2002 and December 31, 2001	7,864	3,169	11,028	3,413
Commitments				
Balance as at September 30, 2002 and December 31, 2001	4,535	5,884	4,558	5,908
Officers from departmental managers upward				
Loans				
Balance as at September 30, 2002 and December 31, 2001	129	113	129	113
Deposits				
Balance as at September 30, 2002 and December 31, 2001	265	181	265	181

4.9.2 Investments in subsidiaries and associated companies are described in Note 4.2.2. Investments in related companies in which the Bank is a shareholder at least 10% and/or management are directors as at September 30, 2002 and December 31, 2001, were as follows:

Baht : Million

Company	Type of Business	THE CONSOLIDATED FINANCIAL STATEMENTS September 30, 2002 Paid-up Capital	Percentage of Ownership	Net Investment	THE BANK'S FINANCIAL STATEMENTS Paid-up Capital	Percentage of Ownership	Net Investment
Finance & Insurance							
Dhanamit Factoring Co., Ltd.	Finance	40	10.0	4	40	10.0	4
SCB Holding Co., Ltd.	Finance	30	15.0	5	30	15.0	5
Services							
Siam Cosmos Service Co., Ltd.	Consultant	6	10.0	1	6	10.0	1
Angthong Sugar Terminal Co., Ltd.	Warehousing	50	10.0	5	50	10.0	5
Narathiwat Thani Co., Ltd.	Services	180	10.0	2	180	10.0	2
Pattanadhorn Co., Ltd.	Services	48	10.0	3	48	10.0	3
Siam Technology Service Co., Ltd.	Consultant	30	10.0	-	30	10.0	-
Thai International Rent a Car Co., Ltd.	Services	75	16.9	7	75	16.9	7
Real Estate							
Nantawan Co., Ltd.	Construction	10	12.5	77	10	12.5	77
TSS real Estate Co., Ltd.	Real Estate	503	40.0	-	503	40.0	-
Others							
Sino-Thai Resources Development PCL.	Mining	130	10.0	-	130	10.0	-
Fortis Co., Ltd.	Commerce	40	10.0	4	40	10.0	4
Navuti Co., Ltd.	Agriculture	60	10.0	-	60	10.0	-
Siam Commercial Development Co., Ltd.	Commerce	15	10.0	-	15	10.0	-
Sea Minerals Co., Ltd.	Industry	72	10.0	1	72	10.0	1
Siam Press Management Co., Ltd.	Industry	60	13.4	6	60	13.4	6
Suthakarn Co., Ltd.	Commerce	-	10.0	-	-	10.0	-
Thai U.S. Leather Co., Ltd.	Industry	194	10.0	-	194	10.0	-
Siam Cement Myanmar Trading Ltd. (Myanmar)	Industry	KYAT 1	10.0	1	KYAT 1	10.0	1
Related Companies (Shareholding through debt restructure process)							
ITV PCL.	Entertainment	5,750	13.6	725	5,750	13.6	725
Puen Pob Paet Co., Ltd.	Medical	1	11.3	-	1	11.3	-
CBNP (Thailand) Ltd.	Other	-	20.8	-	-	20.8	-
Siam General Factoring PCL.	Finance	683	12.7	37	683	12.7	37
Bangkok Crystal Co., Ltd.	Industry	500	75.1	-	500	75.1	-
SG Land Co., Ltd.	Real Estate	225	34.0	-	225	34.0	-
Wongpaitoon PCL.	Industry	6,328	14.1	-	6,328	14.1	-
Sri U Thong Co., Ltd.	Real Estate	1,092	42.1	-	1,092	42.1	-
Siam Media and Communication Co., Ltd.	Media	700	33.3	-	700	33.3	-
Siam Sat Network Co., Ltd.	Communication	113	27.2	-	113	27.2	-

KYAT = KYAT Currency

Baht : Million

Company	Type of Business	THE CONSOLIDATED FINANCIAL STATEMENTS Paid-up Capital	Percentage of Ownership	Net Investment	THE BANK'S FINANCIAL STATEMENTS Paid-up Capital	Percentage of Ownership	Net Investment
		September 30, 2002					
Related Companies (Shareholding through debt restructure process) (continued)							
The Dheves Insurance PCL	Insurance	120	15.8	197	120	15.8	197
Fuel Pipeline Transportation Co., Ltd.	Services	1,592	16.7	-	1,592	16.7	-
Sonoco Asia corporation (Thailand) Ltd.	Industry	185	15.0	24	185	15.0	24
Supapirom Co., Ltd.	Food Fair	37	70.6	-	37	70.6	-
Donmuang International Airport Hotel Co., Ltd.	Services	120	17.0	86	120	17.0	86
Thai Baroda Industry Co., Ltd.	Industry	905	31.3	-	905	31.3	-
BNH Medical Centre Co., Ltd.	Hospital	186	13.0	27	186	13.0	27
Nawa 84 Co., Ltd.	Other	1,203	25.0	137	1,203	25.0	137
				1,349			1,349

Baht : Million

Company	Type of Business	THE CONSOLIDATED FINANCIAL STATEMENTS Paid-up Capital	Percentage of Ownership	Net Investment	THE BANK'S FINANCIAL STATEMENTS Paid-up Capital	Percentage of Ownership	Net Investment
		December 31, 2001					
Finance & Insurance							
Dhanamit Factoring Co., Ltd.	Finance	40	10.0	4	40	10.0	4
SCB Holding Co., Ltd.	Finance	30	15.0	5	30	15.0	5
Services							
Siam Cosmos Service Co., Ltd.	Consultant	6	10.0	1	6	10.0	1
BNH Medical Centre Co., Ltd.	Hospital	744	11.9	16	744	11.9	16
Angthong Sugar Terminal Co., Ltd.	Warehousing	50	10.0	5	50	10.0	5
Narathiwat Thani Co., Ltd.	Services	180	10.0	2	180	10.0	2
Pattanadhorn Co., Ltd.	Services	48	10.0	3	48	10.0	3
Siam Technology Service Co., Ltd.	Consultant	30	10.0	-	30	10.0	-
The Siam Administrative Management Co., Ltd.	Services	30	10.7	6	30	10.7	6
Thai International Rent a Car Co., Ltd.	Services	75	16.9	7	75	16.9	7
Asian Marine Services PCL.	Services	170	10.0	7	170	10.0	7

Baht : Million

Company	Type of Business	December 31, 2001 THE CONSOLIDATED FINANCIAL STATEMENTS Paid-up Capital	Percentage of Ownership	Net Investment	THE BANK'S FINANCIAL STATEMENTS Paid-up Capital	Percentage of Ownership	Net Investment
Real Estate							
Nantawan Co., Ltd.	Construction	10	12.5	77	10	12.5	77
TSS real Estate Co., Ltd.	Real Estate	503	40.0	-	503	40.0	-
SG Star Property Co., Ltd.	Real Estate	60	17.0	-	60	17.0	-
Others							
Singburi Sugar Co., Ltd.	Industry	75	19.0	-	75	19.0	-
Sino-Thai Resources Development PCL.	Mining	130	10.0	-	130	10.0	-
Fortis Co., Ltd.	Commerce	40	10.0	4	40	10.0	4
Navuti Co., Ltd.	Agriculture	60	10.0	-	60	10.0	-
Siam Commercial Development Co., Ltd.	Commerce	15	10.0	-	15	10.0	-
Sea Minerals Co., Ltd.	Industry	72	10.0	1	72	10.0	1
Siam Press Management Co., Ltd.	Industry	60	10.0	6	60	10.0	6
Suthakarn Co., Ltd.	Commerce	-	10.0	-	-	10.0	-
Thai U.S. Leather Co., Ltd.	Industry	194	10.0	-	194	10.0	-
Siam Cement Myanmar Trading Ltd. (Myanmar)	Industry	KYAT 1	10.0	1	KYAT 1	10.0	1
Related Companies (Shareholding through debt restructure process)							
ITV PCL.	Entertainment	4,250	18.5	361	4,250	18.5	361
Nawarat Pattanakarn PCL.	Real Estate	1,813	35.8	156	1,813	35.8	156
Puen Pob Paet Co., Ltd.	Medical	1	11.3	-	1	11.3	-
CBNP (Thailand) Ltd.	Other	-	20.8	-	-	20.8	-
Siam General Factoring PCL.	Finance	683	12.7	13	683	12.7	13
Bangkok Crystal Co., Ltd.	Industry	500	75.1	-	500	75.1	-
SG Land Co., Ltd.	Real Estate	6	12.0	-	6	12.0	-
Wongpaitoon PCL.	Industry	6	14.1	276	6	14.1	276
Sri U Thong Co., Ltd.	Real Estate	1,092	42.3	-	1,092	42.3	-
Siam Media and Communication Co., Ltd.	Media	700	33.3	-	700	33.3	-
Siam Sat Network Co., Ltd.	Communication	113	27.2	-	113	27.2	-
The Dheves Insurance PCL.	Insurance	120	15.8	177	120	15.8	177
Fuel Pipeline Transportation Co., Ltd.	Services	1,592	16.7	-	1,592	16.7	-
Sonoco Asia corporation (Thailand) Ltd.	Industry	185	15.0	24	185	15.0	24
Supapirom Co., Ltd.	Food Fair	37	70.6	-	37	70.6	-
Alcan Nikkei Thai Co., Ltd.	Industry	100	12.4	9	100	12.4	9
Donmuang International Airport Hotel Co., Ltd.	Services	120	17.0	86	120	17.0	86
Thai Baroda Industry Co., Ltd.	Industry	905	31.3	-	905	31.3	-
				1,247			1,247

KYAT = KYAT Currency

4.9.3 Related transactions between the Bank and subsidiaries, associates, and related companies, which were made on the same pricing policy as for regular customers.

Outstanding loans and deposits as at September 30, 2002, are as follows:

Baht : Million

	September 30, 2002			
	THE CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	Loans	Deposits	Loans	Deposits
Subsidiary Companies				
Finance & Insurance				
Chatuchak Assets Management Co., Ltd.	-	-	-	2,753
Cambodian Commercial Bank Ltd. (Cambodia)	-	-	22	8
SCB Securities Co., Ltd.	-	-	-	161
The Book Club Finance PCL.	-	-	60	1
The Samaggi Insurance PCL.	-	-	-	44
Services				
SCB Business Services Co., Ltd.	-	-	4	29
SCB Training Centre Co., Ltd.	-	-	95	4
SCB Advisory Services Co., Ltd.	-	9	-	9
Siam Pitiwat Co., Ltd.	-	-	-	10
SCB Research Institute Co., Ltd.	-	6	-	6
Sub Sri Thai Warehouse PCL.	-	-	-	5
Real Estate				
SCB Resolution Corporation Co., Ltd.	-	-	39	22
Mahisorn Co., Ltd.	-	-	3,598	11
Others				
Astrakhan Investment Ltd. (Hong Kong)	-	-	-	109
Techno Holding Co., Ltd.	-	-	-	7
Associated Companies				
Finance & Insurance				
The Siam Industrial Credit PCL.	-	60	-	60
Siam Commercial New York Life Insurance PCL.	-	28	-	28
The SCB Leasing PCL.	390	1	390	1
SCB Asset Management Co., Ltd.	-	46	-	46
The Vina Siam Bank (Vietnam)	-	2	-	2
Siam Panich Leasing PCL.	1	88	1	88
Service				
Siam Niti Law Office Co., Ltd.	-	15	-	15
Real Estate				
Christiani & Nielsen (Thai) PCL.	67	46	67	46
Christiani & Nielsen (England) Co., Ltd.	401	-	401	-
Christiani & Nielsen Construction Co., Ltd.	42	-	42	-
TSS Real Estate Co., Ltd.	375	-	375	-
Others				
The Siam Sanwa International Co., Ltd.	15	3	15	3
Nobleclear Holding (BVI) Ltd.	1,517	-	1,517	-
SCB Biotech Co., Ltd.	-	2	-	2
Related Companies (10% to 20% Ownership)				
Finance & Insurance	85	14	85	14
Service	237	31	237	31
Real Estate	-	3	-	3
Others	561	49	561	49

Baht : Million

	September 30, 2002			
	THE CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	Loans	Deposits	Loans	Deposits
Major-shareholder (10% - 20% Ownership)				
The Crown Property Bureau	-	683	-	683
Subsidiary and associated companies of major-shareholder which were not included in the above lists				
Subsidiary Companies	6	177	6	177
Associated Companies				
- Siam Sindhorn Co., Ltd.	6,628	42	6,628	42
- Other	3,271	6,132	3,271	6,132
Related Companies (Shareholding through debt restructure process)				
ITV PCL.	813	60	813	60
Puen Pob Paet Co., Ltd.	-	1	-	1
CBNP Co., Ltd.	309	-	309	-
Siam General Factoring PCL.	319	17	319	17
Bangkok Crystal Co., Ltd.	348	1	348	1
SG Land Co., Ltd.	1,268	23	1,268	23
Wongpaitoon PCL.	1,021	4	1,021	4
Sri U Thong Co., Ltd.	82	20	82	20
Siam Media and Communication Co., Ltd.	1,318	5	1,318	5
Siam Sat Network Co., Ltd.	233	2	233	2
The Dheves Insurance PCL.	-	100	-	100
Fuel Pipeline Transportation Co., Ltd.	1,177	28	1,177	28
Sonoco Asia corporation (Thailand) Ltd.	14	5	14	5
Supapirom Co., Ltd.	-	2	-	2
Donmuang International Airport Hotel Co., Ltd.	-	80	-	80
Thai Baroda Industries Co., Ltd.	1,061	8	1,061	8
BNH medical Co., Ltd.	417	71	417	71
	21,976	7,864	25,794	11,028

Outstanding loans and deposits as at December 31, 2001, were as follows:

Baht : Million

	December 31, 2001			
	THE CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	Loans	Deposits	Loans	Deposits
Subsidiary Companies				
Finance & Insurance				
Chatuchak Assets Management Co., Ltd.	-	-	-	6
Cambodian Commercial Bank Ltd. (Cambodia)	-	-	-	14
SCB Securities Co., Ltd.	-	-	-	73
The Book Club Finance PCL.	-	-	55	-
The Samaggi Insurance PCL.	-	-	-	32
Services				
SCB Business Services Co., Ltd.	-	-	-	24
SCB Training Centre Co., Ltd.	-	-	99	1
SCB Advisory Services Co., Ltd.	-	8	-	8
Siam appraisal and Service Co., Ltd.	-	-	-	8
Siam Pitiwat Co., Ltd.	-	-	3	2
SCB Research Institute Co., Ltd.	-	-	-	8
Sub Sri Thai Warehouse PCL.	-	-	-	6

				Baht : Million
	December 31, 2001			
	THE CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	Loans	Deposits	Loans	Deposits
Subsidiary Companies (continued)				
Real Estate				
SCB Resolution Corporation Co., Ltd.	-	-	39	25
Mahisorn Co., Ltd.	-	-	3,765	28
Others				
Astrakhan Investment Ltd. (Hong Kong)	-	-	-	17
Associated Companies				
Finance & Insurance				
The Siam Industrial Credit PCL.	-	54	-	54
Siam Commercial New York Life Insurance PCL.	-	69	-	69
SCB Leasing PCL.	460	6	460	6
SCB Asset Management Co., Ltd.	-	1	-	1
The Vina Siam Bank (Vietnam)	-	2	-	2
Siam Panich Leasing PCL.	391	60	391	60
Service				
Siam Niti Law Office Co., Ltd.	-	13	-	13
Real Estate				
Christiani & Nielsen (Thai) PCL.	99	51	99	51
Christiani & Nielsen (England) Co., Ltd.	379	-	379	-
Christiani & Nielsen Construction Co., Ltd.	41	-	41	-
TSS Real Estate Co., Ltd.	300	-	300	-
Others				
The Siam Sanwa International Co., Ltd.	17	4	17	4
Thai Hoya Lens Co., Ltd.	-	39	-	39
SCB Biotech Co., Ltd.	-	17	-	17
Related Companies (10% to 20% Ownership)				
Finance & Insurance	211	14	211	14
Service	956	67	956	67
Real Estate	516	3	516	3
Others	2,133	48	2,133	48
Major-shareholder (10% - 20% Ownership)				
The Crown Property Bureau	-	2,063	-	2,063
Subsidiary and associated companies of major-shareholder which were not included in the above lists				
Subsidiary Companies	988	157	988	157
Associated Companies				
- Siam Sindhorn Co., Ltd.	6,780	4	6,780	4
- Other	2,546	86	2,546	86
Related Companies (Shareholding through debt restructure process)				
ITV PCL.	877	28	877	28
Nawarat Pattanakarn PCL.	190	106	190	106
CBNP Co., Ltd.	309	-	309	-
Siam General Factoring PCL.	187	12	187	12
Bangkok Crystal Co., Ltd.	342	-	342	-
SG Land Co., Ltd.	771	24	771	24
Wongpaitoon PCL.	1,032	11	1,032	11

Baht : Million

	December 31, 2001			
	THE CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	Loans	Deposits	Loans	Deposits
Related Companies (Shareholding through debt restructure process) (continued)				
Sri U Thong Co., Ltd	65	23	65	23
Siam Media and Communication Co., Ltd.	85	4	85	4
Siam Sat Network Co., Ltd.	234	8	234	8
The Dheves Insurance PCL.	-	84	-	84
Fuel Pipeline Transportation Co., Ltd.	1,392	2	1,392	2
Sonoco Asia corporation (Thailand) Ltd.	2	-	2	-
Supapirom Co., Ltd.	-	1	-	1
Donmuang International Airport Hotel Co., Ltd.	-	96	-	96
Thai Baroda Industries Co., Ltd.	943	4	943	4
	22,246	3,169	26,207	3,413

Income and expenses between the Bank and subsidiaries associated companies and related companies for the nine-month periods ended September 30, 2002 and 2001, were as follows:

Baht : Million

	THE CONSOLIDATED FINANCIAL STATEMENTS			
	September 30, 2002		September 30, 2001	
	Interest Income	Other Income	Interest Income	Other Income
Income				
Associated Companies	117	113	163	118
	Interest Expenses	Other Expenses	Interest Expenses	Other Expenses
Expenses				
Associated Companies	3	45	8	59
Major-shareholder	1	5	2	6

Baht : Million

	THE BANK'S FINANCIAL STATEMENTS			
	September 30, 2002		September 30, 2001	
	Interest Income	Other Income	Interest Income	Other Income
Income				
Subsidiary Companies	183	30	189	27
Associated Companies	112	95	159	104
	Interest Expenses	Other Expenses	Interest Expenses	Other Expenses
Expenses				
Subsidiary Companies	2	144	2	272
Associated Companies	3	40	8	51
Major-shareholder	1	5	2	6

Outstanding of contingencies as at September 30, 2002 and December 31, 2001, were as follows:

Baht : Million

	THE CONSOLIDATED FINANCIAL STATEMENTS Contingencies		THE BANK'S FINANCIAL STATEMENTS Contingencies	
	September 30, 2002	December 31, 2001	September 30, 2002	December 31, 2001
Subsidiary companies	23	24	23	24
Associated companies	1,545	2,515	1,545	2,515
Major-shareholder	1	1	1	1

Since May 10, 1999, the Ministry of Finance has become the major shareholder of the Bank holding 38.8% of paid-up capital according to the August 14, 1999 - financial institution's capital support program. The Bank spent Baht 32,500 million that were received from the Ministry of Finance following the capital increment to invest in government bonds and recorded as held-to-maturity investments. Other transactions, if any, between the Bank and the Ministry of Finance and any other government agencies arose from normal banking activities which did not relate to the shareholding.

4.10 Income tax

For the quarters and for the nine-month periods ended September 30, 2002 and 2001 the Bank's financial statements presented net income but no income tax expenses as the Bank has losses carried forward being taxable expenses.

4.11 Events occurring after the balance sheet date

The preferred shares of 25,586,284 shares have been converted 25,586,284 ordinary shares. The Bank registered the increase in share capital with the Ministry of Commerce on October 8, 2002.

4.12 The significant financial position and the results from operations by domestic and foreign operations

4.12.1 The financial position classified by business type as at September 30, 2002 and December 31, 2001:

Baht : Million

THE CONSOLIDATED FINANCIAL STATEMENTS

	September 30, 2002			December 31, 2001		
	Domestic Operations	Foreign Operations	Total	Domestic Operations	Foreign Operations	Total
Total assets	683,206	22,053	705,259	693,425	29,656	723,081
Interbank and money Market items (Assets)	58,427	4,077	62,504	73,294	4,174	77,468
Investment-net	130,156	14,527	144,683	107,342	13,150	120,492
Loans	488,642	2,113	490,755	456,172	3,773	459,945
Deposits	577,177	4,688	581,865	596,624	9,356	605,980
Interbank and money Market items (Liabilities)	9,225	3,434	12,659	8,091	3,325	11,416
Borrowings	13,762	12,085	25,847	13,792	12,124	25,916
Contingencies	321,543	85,824	407,367	275,975	62,179	338,154

Baht : Million

THE BANK'S FINANCIAL STATEMENTS

	September 30, 2002			December 31, 2001		
	Domestic Operations	Foreign Operations	Total	Domestic Operations	Foreign Operations	Total
Total assets	681,823	18,360	700,183	689,208	26,182	715,390
Interbank and money Market items (Assets)	57,621	1,287	58,908	72,225	1,785	74,010
Investment-net	136,790	14,405	151,195	111,900	12,907	124,807
Loans	485,412	1,507	486,919	453,179	3,088	456,267
Deposits	577,679	1,761	579,440	594,243	6,747	600,990
Interbank and money Market items (Liabilities)	9,282	3,410	12,692	8,118	3,277	11,395
Borrowings	13,367	12,086	25,453	13,398	12,124	25,522
Contingencies	321,523	85,586	407,109	275,954	61,920	337,874

4.12.2 The results of operations classified by business type for the quarters ended September 30, 2002 and 2001 which have not been audited:

Baht : Million

THE CONSOLIDATED FINANCIAL STATEMENTS

	September 30, 2002				September 30, 2001			
	Domestic Operations	Foreign Operations	Elimination	Total	Domestic Operations	Foreign Operations	Elimination	Total
Interest and dividend income	7,637	382	(224)	7,795	7,772	658	(411)	8,019
Interest expenses	2,993	339	(224)	3,108	3,894	569	(411)	4,052
Net interest income	4,644	43	-	4,687	3,878	89	-	3,967
Non-interest income	2,424	6	-	2,430	1,669	119	-	1,788
Non-interest expenses	6,671	52	-	6,723	5,084	134	-	5,218
Income (loss) before income tax	397	(3)	-	394	463	74	-	537

Baht : Million

THE BANK'S FINANCIAL STATEMENTS

	September 30, 2002				September 30, 2001			
	Domestic Operations	Foreign Operations	Elimination	Total	Domestic Operations	Foreign Operations	Elimination	Total
Interest and dividend income	7,528	364	(224)	7,668	7,698	635	(411)	7,922
Interest expenses	2,970	334	(224)	3,080	3,866	562	(411)	4,017
Net interest income	4,558	30	-	4,588	3,832	73	-	3,905
Non-interest income	2,154	(9)	-	2,145	1,355	94	-	1,449
Non-interest expenses	6,343	34	-	6,377	4,743	108	-	4,851
Income (loss) before income tax	369	(13)	-	356	444	59	-	503

4.12.3 The results of operations classified by business type for the nine-month periods ended September 30, 2002 and 2001 which have not been audited:

Baht : Million

THE CONSOLIDATED FINANCIAL STATEMENTS

	September 30, 2002				September 30, 2001			
	Domestic Operations	Foreign Operations	Elimination	Total	Domestic Operations	Foreign Operations	Elimination	Total
Interest and dividend income	22,745	1,191	(750)	23,186	24,215	2,597	(1,618)	25,194
Interest expenses	9,495	1,101	(750)	9,846	12,420	2,225	(1,618)	13,027
Net interest income	13,250	90	-	13,340	11,795	372	-	12,167
Non-interest income	7,676	254	-	7,930	5,094	434	-	5,528
Non-interest expenses	19,688	406	-	20,094	15,473	464	-	15,937
Income (loss) before income tax	1,238	(62)	-	1,176	1,416	342	-	1,758

Baht : Million

THE BANK'S FINANCIAL STATEMENTS

	September 30, 2002				September 30, 2001			
	Domestic Operations	Foreign Operations	Elimination	Total	Domestic Operations	Foreign Operations	Elimination	Total
Interest and dividend income	22,447	1,133	(749)	22,831	23,962	2,512	(1,618)	24,856
Interest expenses	9,422	1,087	(749)	9,760	12,324	2,207	(1,618)	12,913
Net interest income	13,025	46	-	13,071	11,638	305	-	11,943
Non-interest income	6,554	218	-	6,772	4,159	367	-	4,526
Non-interest expenses	18,447	350	-	18,797	14,465	397	-	14,862
Income (loss) before income tax	1,132	(86)	-	1,046	1,332	275	-	1,607

File No. 82-4345

3. Summaries of all press releases and materials published or distributed to shareholders translated into English.

- List of Information furnished to shareholders distributed since October 3, 2002.

Document No.	Date Published, or distributed	Document
1	October 21, 2002	Notification as to the result of Conversion of Subordinated Convertible Debenture
2.	January 3, 2003	Result of warrant exercise for preferred shares
3	January 9, 2003	Conversion of preferred shares of Siam Commercial Bank into ordinary shares

THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED

HEAD OFFICE : 9 Ratchada Bhisek Road, Bangkok 10900.
G.P.O. Box 15, TEL : 544-1111 CABLE : SIAMBANK
TELEX : 82876 SIAMCOM TH, 20492 SIAMBANK TH

Translation from Thai Text

No. Tor Thor. 14-450704

21 October, 2002

Subject: Notification as to the result of Conversion of Subordinated Convertible Debenture

To: The Director and Manager of .
The Stock Exchange of Thailand

Pursuant to the issuance of the Bank's Baht 6 Billion subordinated convertible debentures on 16th October 1998 with a tenor of 7 years maturing 2005 offered to investors having been characterized or classified as described in the 17 types of investors under the Announcement of the Securities and Exchange Commission, the Bank would like to notify the result of conversion of which exercise price is Baht 30 per share as follows: (as of October 16,2002)

	Description	Unit
1.	Sold subordinated convertible debentures in first placement	6,000,000
	Converted debentures	1,291,310
	Debentures requested conversion	-
	Outstanding unconverted debentures	4,708,690
2.	Common stocks accommodated conversion	200,000,000
	Converted - common stocks	43,043,641
	Requested - conversion - common - stocks	-
	Outstanding common stocks for conversion	156,956,359
3.	Debenture-converted-common stocks in this exercise held by Foreign investors	-
	Debenture-converted-common stocks in this exercise held by Thai investors	-

Respectfully yours,
The Siam Commercial Bank Public Company Limited

Mr. Chatchaval Bhanalaph
Senior Executive Vice President
Corporate Banking Group

PL 5H-2

THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED

HEAD OFFICE : 9 Rutchadapisek Road, Bangkok 10900
G.P.O. Box 15, TEL : 544-1111 CABLE : SIAMBANK
TELEX : 82876 SIAMCOM TH, 20492 SIAMBANK TH

- Translation from Thai Text -

BSS. 450161 January 3, 2003

President,

The Stock Exchange of Thailand

Re: Result of warrant exercise for preferred shares

Dear Sir,

Pursuant to Siam Commercial Bank PCL'S issuance of 115,000,883 5-year warrants (SCB-W) on June 22, 1999 to subscribers of the Bank's new common share issue during December 18-24, 1997, the warrants may be exercised every 3 months on March 22 (notification date March 8-21) June 22 (notification date June 8-21) September 22 (notification date September 8-21) and December 22 (notification date December 8-21) each year at a ratio of 1 warrant for 1 preferred share at an exercise price of Bt38.70 per share. Holders can contact any branch of the Bank for exercise of the warrants.

For December 23, 2002 there were no applications to exercise the warrants.

Please be informed accordingly.

Yours faithfully,

The Siam Commercial Bank PCL

(Mr.Yokporn Tantisawetrat)

Executive Vice President,

Credit Risk Division

THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED

HEAD OFFICE : 9 Rutchadapisek Road, Bangkok 10900
G.P.O. Box 15, TEL : 544-1111 CABLE : SIAMBANK
TELEX : 82876 SIAMCOM TH, 20492 SIAMBANK TH

- Translation from Thai Text -

BSS 460002 January 9, 2003

President,
The Stock Exchange of Thailand

Re: Conversion of preferred shares of Siam Commercial Bank into ordinary shares

Dear Sir,

Pursuant to Siam Commercial Bank PCL's issuance in April 1999 of 2,500,000,000 preferred shares, and their subsequent listing on May 14, 1999, the preferential rights assigned to these shares have a duration period of 10 years commencing May 10, 1999. Holders of the preferred are entitled to convert them into ordinary shares of the Bank at a ratio of 1:1 at every 3-month interval namely, March 31, June 30, September 30, and December 31 of each year.

For the December 27, 2002 exercise date, applications for conversion were for 180,486,262 shares, resulting in changes in number of common shares and preferred shares of the Bank as follows:

Preferred Shares		
Initial number of preferred shares issued	2,500,000,000	Shares
Increase in preferred shares resulting from SCB- W exercise	57,667	Shares
Number of preferred shares already converted	(394,766,268)	Shares
Conversion per this exercise date (December 27, 2002)	(180,486,262)	Shares
Convertible preferred shares outstanding	1,924,805,137	Shares
Ordinary shares		
Number of ordinary shares outstanding prior to conversion	588,760,073	Shares
Previous conversion from subordinated debentures	43,043,641	Shares
Previous conversion from preferred shares	394,766,268	Shares
Conversion per this exercise date (December 27, 2002)	180,486,262	Shares
Total ordinary shares outstanding	1,207,056,244	Shares
No. of new converted shares held by **foreign** shareholders	179,024,307	Shares
No. of new converted shares held by **local** shareholders	1,461,955	Shares

Please be informed accordingly.

Yours faithfully,
The Siam Commercial Bank PCL

(Mr. Yokporn Tantisawetrat)
Executive Vice President,
Credit Risk Division